SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly Financial Information
Quarter Ended March 31, 2009

(A free translation of the original report in Portuguese
as published in Brazil containing Interim Financial Information prepared in accordance with rules issued by the Brazilian Securities Exchange
Commission (CVM), applicable to the preparation of the Quarterly Financial
Information)

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 3/31/2009

Independent Auditors’ Report on the Special Review

To
The Shareholders and Management
Braskem S.A.
Camaçari - BA

1. We have conducted a special review of the Quarterly Financial Information of Braskem S.A. and of the Company and its subsidiaries (consolidated information) for the quarter ended March 31, 2009, which comprises the balance sheets, the statements of income, of changes in shareholders’ equity, of cash flows, the performance report and the notes, which are the responsibility of its management. The Quarterly Financial Information of the subsidiary, iQ Soluções & Química S.A. as of March 31, 2009 were reviewed by other independent auditors, and our review, with respect to the amount of investment (R$ 97,526 thousand) and income (R$ 1,802 thousand) deriving from this subsidiary, is based exclusively on the comfort letter issued by these other auditors.

2. Our review was performed in accordance with specific rules established by IBRACON (Brazilian Institute of Independent Auditors) and the Federal Accounting Council (CFC), and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the Quarterly Financial Information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review and the comfort letter issued by other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Financial Information for it to be in accordance with accounting practices adopted in Brazil and consistent with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Financial Information.

4. As per Note 9(a), the Company has retained ICMS credits from previous years, arising mainly from the differences between the rates of inflow and outflow of inputs and raw materials, domestic outflow which received incentive through the deferral of taxes, and sales destined to the foreign market in the amount of 1,185,497 thousand (R$ 1,195,463 thousand – Consolidated). The realization of these tax credits depends on the successful implementation of the management’s plans as described in this note to the accompanying Quarterly Financial Information. The Quarterly Financial Information as of March 31, 2009 does not include any adjustments related to the recovery of these tax credits due to this uncertainty.

5. As per Note 19(c), the Company, in a proceeding that also involves the merged companies OPP Química, Trikem and Polialden, due to the discussion with respect to the constitutionality of Law 7689/88, is litigating the nonpayment of the Social Contribution on Net Income (CSSL) in the cases in which a final and unappealable decision has already been reached at the Federal Supreme Court (STF), and the Union has filed a rescissory action. The Company, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believes that it should be successful in its pleading for the maintenance of the nonpayment and that in the event of loss in the rescissory action the decision would not have a retroactive effect as from the year the law came into effect. Consequently, for preparation purposes of the Quarterly Financial Information aforementioned in paragraph 1, no provision was made for possible unfavorable decisions regarding the years considered in the notice of tax assessments, or for the years not yet inspected by the Federal Revenue Department.

6. As per Note 9 (c), OPP Química S.A., merged by the Company in 2003, based on a decision taken by the Federal Supreme Court, recognized in its accounting records, Excise Tax (IPI) credits in the amount of R$ 1,030,125 thousand (R$ 2,754,619 thousand restated up to March 31, 2009 - R$ 2,682,176 thousand as of December 31, 2008), which were offset with IPI and other federal taxes. Although this decision was the object of a regulatory appeal by the National Treasury, in which what is being questioned is not the right to the credit, but the inaccuracies with respect to the aspects related to the case of the non-taxed inputs, the monetary correction and the rate to be used for calculation purposes of the credits, despite the assessments drafted against the Company. The Company, based on the opinion of its legal advisors, considers the chances of a successful outcome as possible. Consequently, no provision was recorded in the Quarterly Financial Information for the quarter ended March 31, 2009.

7. As per Note 2, due to the modifications in the accounting practices adopted in Brazil during 2008, the statements of income and cash flows related to the quarter ended March 31, 2008, presented for comparison purposes, were restated in accordance with NPC 12 - Accounting Practices, Changes in the Accounting Estimates and Error Correction.

May 4, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

QUARTERLY FINANCIAL INFORMATION – 1st QUARTER OF 2009

BALANCE SHEET – ASSETS (in thousands of reais)
		Parent company		Consolidated
Account	Description	Mar/09	Dec/08	Mar/09	Dezc08
1	Total assets	22,374,994	22,711,352	22,409,372	22,701,942
1.01	Current assets	6,920,579	7,559,374	7,293,567	7,752,081
1.01.01	Cash and cash equivalents	2,921,218	2,925,188	2,960,196	2,948,615
1.01.01.01	Cash and cash equivalents	2,593,870	2,588,173	2,632,848	2,611,600
1.01.01.02	Marketable securities	327,348	337,015	327,348	337,015
1.01.02	Credits	1,273,151	955,260	1,372,488	996,187
1.01.02.01	Trade accounts receivable	1,273,151	955,260	1,372,488	996,187
1.01.03	Inventories	2,052,960	2,843,580	2,261,814	2,948,096
1.01.04	Other credits	673,250	835,346	699,069	859,183
1.01.04.01	Recoverable taxes	395,513	585,392	416,499	610,712
1.01.04.02	Deferred income & social contribution taxes	55,972	56,018	59,917	59,555
	Dividends and interest on shareholders’
1.01.04.03	equity	6,274	7,162
1.01.04.04	Prepaid expenses	77,737	65,298	77,652	65,840
1.01.04.05	Other	137,754	121,476	145,001	123,076
1.02	Noncurrent assets	15,454,415	15,151,978	15,115,805	14,949,861
1.02.01	Long-term receivables	2,406,586	2,158,625	2,413,016	2,147,719
1.02.01.01	Other credits	2,255,782	2,027,849	2,292,862	2,055,738
1.02.01.01.01	Marketable securities	8,311	9,717	10,181	11,550
1.02.01.01.02	Trade accounts receivable	42,508	46,666	42,971	47,129
1.02.01.01.03	Inventories	20,637	20,637	20,637	20,637
1.02.01.01.04	Recoverable taxes	1,453,382	1,199,922	1,460,708	1,201,816
1.02.01.01.05	Deferred income & social contribution taxes	618,713	640,367	636,477	654,463
1.02.01.01.06	Deposits in court and compulsory loans	112,231	110,540	121,888	120,143
1.02.01.02	Related parties	79,491	85,924	47,392	45,880
1.02.01.02.03	Other related parties	79,491	85,924	47,392	45,880
1.02.01.03	Other	71,313	44,852	72,762	46,101
1.02.01.03.01	Other accounts receivable	71,313	44,852	72,762	46,101
1.02.02	Permanent assets	13,047,829	12,993,353	12,702,789	12,802,142
1.02.02.01	Investments	584,431	389,246	36,783	36,786
1.02.02.01.01	Investments in associated companies	23,044	23,044	23,044	23,044
1.02.02.01.02	Investments in subsidiaries	549,617	354,357
1.02.02.01.03	Other investments	11,770	11,845	13,739	13,742
1.02.02.02	Property, plant and equipment	10,010,315	10,123,718	10,169,964	10,278,401
1.02.02.03	Intangible assets	2,351,359	2,372,942	2,393,572	2,378,707
1.02.02.04	Deferred charges	101,724	107,447	102,470	108,248

BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)
		Parent company		Consolidated
Account	Description	Mar/09	Dec/08	Mar/09	Dec/08
2	Total liabilities	22,374,994	22,711,352	22,409,372	22,701,942
2.01	Current liabilities	6,641,591	7,489,102	6,975,414	7,573,673
2.01.01	Loans and financing	2,002,546	2,114,301	2,008,307	2,119,995
2.01.02	Debentures	17,371	26,276	17,371	26,276
2.01.03	Accounts payable to suppliers	4,123,873	4,865,040	4,409,664	4,906,747
2.01.04	Taxes and contributions payable	90,398	102,155	101,587	105,606
2.01.05	Dividends payable	6,629	6,604	6,756	6,604
2.01.08	Other	400,774	374,726	431,729	408,445
2.01.08.01	Salaries and social charges	203,068	206,144	213,803	218,052
2.01.08.02	Deferred income & social contribution taxes				247
2.01.08.03	Advances from customers	87,826	47,717	89,700	49,015
2.01.08.04	Other provisions and accounts payable	109,880	120,865	128,226	141,131
2.02	Noncurrent liabilities	12,038,689	11,530,369	11,751,268	11,448,412
2.02.01	Long-term liabilities	12,038,689	11,530,369	11,751,268	11,448,412
2.02.01.01	Loans and financing	9,313,628	9,027,800	9,325,367	9,039,821
2.02.01.02	Debentures	800,000	800,000	800,000	800,000
2.02.01.03	Related parties	337,027	132,759
2.02.01.06	Other	1,588,034	1,569,810	1,625,901	1,608,591
2.02.01.06.01	Accounts payable to suppliers	16,120	18,675	16,120	18,675
2.02.01.06.02	Hedge transactions	114,189	109,444	114,189	109,444
2.02.01.06.03	Taxes and contributions payable	1,237,613	1,221,668	1,246,994	1,231,236
2.02.01.06.04	Long-term incentives	5,269	10,453	5,269	10,453
2.02.01.06.05	Deferred income & social contribution taxes	9,341	9,975	17,170	23,302
2.02.01.06.06	Pension plan and benefits for employees	16,307	16,307	18,279	20,041
2.02.01.06.07	Other accounts payable	189,195	183,288	207,880	195,440
2.05	Shareholders’ equity	3,694,714	3,691,881	3,682,690	3,679,857
2.05.01	Capital	5,375,802	5,375,802	5,375,802	5,375,802
2.05.02	Capital reserves	407,964	407,964	407,964	407,964
2.05.05	Equity valuation adjustments	(109,002)	(102,100)	(109,002)	(102,100)
2.05.06	Retained earnings (accumulated losses)	(1,980,050)	(1,989,785)	(1,992,074)	(2,001,809)

STATEMENT OF INCOME (in thousands of reais)
		Parent company		Consolidated
Account	Description	Mar/09	Mar/08	Mar/09	Mar/08
3.01	Revenues	3,886,160	4,242,940	4,026,983	5,628,580
3.01.01	Domestic market sales	3,040,139	3,255,255	3,197,914	4,706,879
3.01.02	Foreign market sales	846,021	987,685	829,069	921,701
3.02	Taxes, freights and sales returns	(821,009)	(932,607)	(872,228)	(1,227,658)
3.03	Net revenues	3,065,151	3,310,333	3,154,755	4,400,922
3.04	Cost of products sold and services rendered	(2,679,474)	(2,887,194)	(2,769,403)	(3,733,023)
3.05	Gross profit	385,677	423,139	385,352	667,899
3.06	Operating (expenses) income	(352,791)	(442,384)	(351,927)	(609,610)
3.06.01	Selling expenses	(107,193)	(67,894)	(120,536)	(93,107)
3.06.02	General and administrative expenses	(3,404)	(211,051)	(15,031)	(283,617)
3.06.02.01	General and administrative expenses	(96,678)	(132,212)	(108,062)	(164,478)
3.06.02.03	Management remuneration	(2,017)	(2,130)	(2,035)	(2,866)
3.06.02.04	Depreciation and amortization	(20,464)	(97,679)	(22,099)	(139,877)
3.06.02.05	Other operating revenues, net	115,755	20,970	117,165	23,604
3.06.03	Financial (expenses) income	(190,653)	(212,849)	(208,542)	(219,241)
3.06.03.01	Financial income	37,933	10,696	34,664	5,062
3.06.03.02	Financial expenses	(228,586)	(223,545)	(243,206)	(224,303)
3.06.06	Equity from shareholdings	(51,541)	49,410	(7,818)	(13,645)
3.06.06.01	Equity in income of subsidiaries and associated companies	(46,073)	62,744		1,220
3.06.06.02	Amortization of goodwill and negative goodwill, net	(5,468)	(13,334)	(5,468)	(13,334)
3.06.06.04	Other			(2,350)	(1,531)
3.07	Operating profit	32,886	(19,245)	33,425	58,289
3.08	Other operating revenues (expenses), net	(749)	103,313	(834)	112,667
3.08.01	Operating revenues	2,408	254,204	2,408	254,372
3.08.02	Operating expenses	(3,157)	(150,891)	(3,242)	(141,705)
3.09	Net income before income tax/ interests	32,137	84,068	32,591	170,956
3.10	Provision for income and social contribution taxes	(1,255)	(11,159)	(3,393)	(52,882)
3.11	Deferred income tax	(21,147)	7,130	(19,463)	5,529
3.12	Interests				(43,295)
3.15	Net income (loss) for the period	9,735	80,039	9,735	80,308

STATEMENTS OF CASH FLOWS – INDIRECT METHOD (in thousands of reais)
		Parent company		Consolidated
Account	Description	Mar/09	Mar/08	Mar/09	Mar/08
4.01	Net cash operating activities	(50,582)	(140,301)	(53,481)	(430,324)
4.01.01	Cash provided by operating activities	347,146	39,498	309,384	212,266
4.01.01.01	Net income (loss) for the period	9,735	80,039	9,735	80,308
4.01.01.02	Depreciation, amortization and depletion	204,035	231,705	208,236	309,603
4.01.01.03	Amortization of goodwill (negative goodwill), net	5,468	13,334	5,468	13,334
4.01.01.04	Equity in income of subsidiaries & associated cos.	46,073	(63,606)	2,350	(1,220)
4.01.01.05	Losses (gains) on interest in investments	(874)	(149)	(874)	1,531
4.01.01.06	Provision for losses and write-offs – fixed assets	805	(364,793)	1,759	(364,312)
4.01.01.07	Interest, monetary and exchange variations, net	156,064	141,015	156,413	89,777
4.01.01.08	Recognition of tax credits	(96,562)		(96,562)
4.01.01.09	Minority interest				37,166
4.01.01.10	Deferred/current income and social contribution taxes	22,402	3,791	22,856	47,353
4.01.01.11	Other		(1.838)	3	(1.269)
4.01.01.12	Effect of mergers on the jointly-controlled subsidiaries’ cash				(5)
4.01.02	Variation in assets and liabilities	(220,620)	(86,618)	(185,687)	(489,142)
4.01.02.01	Marketable securities	(259)	40,001	(296)	29,003
4.01.02.02	Trade accounts receivable	(344,451)	42,676	(372,190)	133,065
4.01.02.03	Inventories	673,089	(220,496)	687,079	(434,719)
4.01.02.04	Recoverable taxes	29,554	(78,801)	23,875	(128,586)
4.01.02.05	Prepaid expenses	(12,550)	13,787	(11,812)	13,859
4.01.02.06	Dividends received	888	3,937		3,937
4.01.02.07	Other accounts receivable	(45,501)	(11,029)	(51,843)	(40,286)
4.01.02.08	Accounts payable to suppliers	(637,003)	71,124	(501,716)	(121,384)
4.01.02.09	Taxes and contributions	5,129	15,079	11,739	37,875
4.01.02.10	Long-term incentives	(5,184)	(683)	(5,184)	(648)
4.01.02.11	Advances from customers	40,109	14,920	40,685	15,071
4.01.02.12	Other accounts payable	75,559	22,867	(6,024)	3,671
4.01.03	Other	(177,108)	(93,181)	(177,178)	(153,448)
4.01.03.01	Paid interest	(174,062)	(88,809)	(174,062)	(131,926)
4.01.03.02	Paid income tax and social contribution	(3,046)	(4,372)	(3,116)	(21,522)
4.02	Net cash investing activities	(134,818)	(807,157)	(136,458)	(918,201)
4.02.01	Proceeds from sale of noncurrent assets	1,533	251,456	1,533	251,447
4.02.02	Additions to investments	(8,324)	(633,412)	(4,980)	(622,297)
4.02.03	Additions to property, plant and equipment	(114,434)	(151,298)	(117,286)	(239,753)
4.02.04	Additions to intangible assets		(259,857)	(2,132)	(271,930)
4.02.05	Additions to deferred charges		(1,539)		(18,280)
4.02.06	Paid and capitalized financial charges	(13,593)	(12,507)	(13,593)	(17,388)
4.03	Net cash financing activities	191,097	932,245	211,187	1,032,248
4.03.01	Short-term debt, net	(400,747)	147,289	(402,114)	31,303
4.03.02	Long-term debt, net	606,891	780,889	607,694	999,906
4.03.03	Related parties, net		4,074
4.03.04	Dividends paid to shareholders and minority interest	25	(7)	152	(96)
4.03.08	Other	(15,072)		5,455	1,135
4.05	Increase (decrease) in cash and cash equivalents	5,697	(15,213)	21,248	(316,277)
4.05.01	Cash and cash equivalents at the beginning of the period	2,588,173	1,199,741	2,611,600	1,890,151
4.05.02	Cash and cash equivalents at the end of the period	2,593,870	1,184,528	2,632,848	1,573,874

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY (In thousands of reais)
Account code	Account description	Capital	Capital reserves	Revaluation reserves	Profit reserves	Accumulated losses	Equity valuation adjustment
5.01	January 1, 2009	5,375,802	407,964			(1,989,785)	(102,100)	3,691,881
5.04	Net income for the period					9,735		9,735
5.07	Equity valuation adjustments						(6,902)	(6,902)
5.13	March 31, 2009	5,375,802	407,964			(1,980,050)	(109,002)	3,694,714

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY – CONSOLIDATED (in thousands of reais)
Account code	Account description	Capital	Capital reserves	Revaluation reserves	Profit reserves	Accumulated losses	Equity valuation adjustment
5.01	January 1, 2009	5,375,802	407,964			(2,001,809)	(102,100)	3,679,857
5.04	Net income for the period					9,735		9,735
5.07	Equity valuation adjustments						(6,902)	(6,902)
5.13	March 31, 2009	5,375,802	407,964			(1,992,074)	(109,002)	3,682,690

ALL AMOUNTS STATED IN THOUSANDS OF REAIS

1 Operations

(a) Braskem S.A. (“Braskem” or “Company”), with 18 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, manufactures basic petrochemicals such as ethylene, propane and benzene, in addition to gasoline and LPG (cooking gas). Within the segment of thermoplastic resins, they manufacture polyethylene, polypropylene and PVC. In addition to those, the business purpose of Braskem is to import and export chemical, petrochemical, fuel products and to manufacture and supply inputs consumed by the companies of the Petrochemical Complexes of Camaçari – State of Bahia and Triunfo – State of Rio Grande do Sul, such as: steam, water, compressed air, electric energy, as well as to provide several services to these companies and to hold interest in other companies, as a partner or shareholder. The principal place of business of Braskem is located in Camaçari – Bahia and its holding company is Odebrecht S.A., which holds, directly and indirectly, 62.3% of the voting capital.

In December 2008, the Company announced the business withdrawal of PET in view of the fact that the studies initiated in 2007 indicated the unfeasibility of retaking the production of that resin on competitive bases.

(b) Corporate Restructuring

Since its inception on August 16, 2002, the Company and its subsidiaries have undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2008 can be summarized as follows:

b.1 – In January 2008, the Company paid R$ 247,503 as the last installment for the acquisition of Politeno shares that took place in April 2006. The share price was determined based on the average performance of that company over the 18 months subsequent to the signature of the purchase and sale agreement, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market. Such acquisition gave rise to goodwill of R$ 162,174, justified by future profitability.

b.2 – In March 2008, as all precedent conditions set forth in the agreement among Braskem, UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders of Petroflex Indústria e Comércio S.A. (“Petroflex”) and Lanxess Deutschland GmbH (“Lanxess”) for the sale of 100% of shares in that jointly-controlled entity had been complied with, a R$ 130,502 (Note 26) gain was recorded on the transaction. The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in income of this investee until March 2008.

b.3 - On May 30, 2008, the merger of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Copesul, (ii) 40% of the voting capital of IPQ, (iii) 40% of the voting capital of IQ, and (iv) 40% of the voting capital of Petroquímica Paulínia. After the merger, Braskem directly and indirectly holds 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ, and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa.

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new class “A” preferred shares issued by Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 class “A” preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008.

b.4 - The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695,698 to R$ 797,815, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102,117.

b.5 - The Extraordinary Shareholders’ Meeting of subsidiary IPQ held on July 16, 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, in the amount of R$ 302,630. Accordingly, IPQ’s capital increased from R$ 349,507 to R$ 652,137, through the issue of 11,938,022,669 common shares.

b.6 - The Extraordinary Shareholders’ Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$797,815, to ten Reais (R$ 10,00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:

(i) 174,429,784,996 common shares in IQ, in the amount of R$ 398,455;
(ii) 11,938,022,669 common shares in IPQ, in the amount of R$ 302,631, and
(iii) 112,000 common shares in Petroquímica Paulínia, in the amount of R$ 96,729.

Following the transfer, Braskem directly held 100% of the voting capital of IQ and Petroquímica Paulínia, 25.98% of the voting capital of IPQ, and 59.97% of the voting capital of Copesul.

b.7 - The Extraordinary Shareholders’ Meetings held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$585,267, from R$ 652,137 to R$ 1,237,404, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul’s shareholders’ equity at net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the “Protocol and Justification” dated August 22, 2008, which established the exchange ratio in accordance with the economic values of IPQ and Copesul, whereby each one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under the equity in the results of subsidiary and associated companies’ line.

b.8 - The Extraordinary Shareholders’ Meetings of Braskem and IQ held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”) were transferred to the Company.

On the same date, Extraordinary Shareholders’ Meetings approved the mergers, into Braskem, of IPQ and Petroquímica Paulínia were approved, under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 class

“A” preferred shares, which were appropriated to remaining shareholders of IPQ, who are now Braskem shareholders.

(c) Administrative Council for Economic Defense – CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interest in Copesul, IPQ, IQ and Petroquímica Paulínia.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

2 Presentation of the quarterly financial information

The Company Quarterly Financial Information (individual and consolidated) were prepared according to the accounting practices adopted i Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Accounting Pronouncements Committee (“CPC”), and the rules of the Brazilian Securities Commission (“CVM”) and Federal Accounting Council (“CFC”).

In the preparation of the Quarterly Financial Information for 2009 and 2008, the Company adopted the amendments to the corporate legislation introduced by Law 11638/07 (“Law 11638/07”), of December 28, 2007, with the respective amendments introduced by Provisional Measure 449/08 (“MP 449/08”), of December 3, 2008. Law 11638/07 and MP 449/08 amend Law 6404/76 (Brazilian Corporation Law) as regards aspects related to the preparation and disclosure of the financial statements and their main purpose was to update the Brazilian corporation Law in order to harmonize the accounting practices adopted in Brazil with those provided in the International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

The CPC is an entity the purpose of which is the study and disclosure of accounting and audit principles, rules and standards. The adoption of the pronouncements and technical directions issued by the CPC depends upon approval by the CVM, the Brazilian Central Bank or other regulatory agencies.

Transition Tax Regime (RTT)

The amounts presented in the Quarterly Financial Information as of March 31, 2009 considered the adoption of the Transition Tax Regime (“RTT”) by the Company and its subsidiaries with head offices in Brazil, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation, introduced by Law 11638/07 and MP 449/08. The permanent option for the RTT will be stated only on the occasion of the delivery of the Statement of Corporate Economical and Tax Information - DIPJ. The Transition tax effects, whenever applicable, generated as a result of the adhesion to the RTT, are ascertained and presented in the deferred Income tax and Social contribution.

3 Significant Accounting Practices (a) Use of estimates

In the preparation of the Quarterly Financial Information, it is necessary to use estimates for certain assets, liabilities and other transactions. Therefore, the Quarterly Financial Information of the Company and its subsidiaries include several estimates related to the selection of useful lives of property, plant and equipment, intangible assets and market value of financial instruments, provisions for contingencies, income tax provisions and other similar amounts.

(b) Foreign currency and functional currency

The Company’s Management has established that its functional currency is the Real according to the rules described in CPC 02, approved by CVM Deliberation 534/08.

Transactions in foreign currency, i.e., all those transactions that are not carried out in functional currency, are converted at the exchange rate of the dates of each transaction. Monetary assets and liabilities in foreign currency are converted into functional currency at the exchange rate of the closing date. Gains and losses of variations of exchange rates on monetary assets and liabilities are recognized in the statement of income. Non-monetary assets and liabilities acquired or hired in foreign currency are converted based on the exchange rates of the dates of the transactions or on the dates of the fair value evaluation whenever fair value is used.

(c) Statement of income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the good is delivered to the client or to its shipper, depending upon the sale scheme.

The provision for income tax and ICMS expenses are recorded for including the tax incentive and the amount corresponding to the exemption and reduction of the income tax and ICMS are credited in the income account for the year.

Considering the provisions of CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002, the deferred income tax is stated at its probable value of realization, expected to occur as described in Note 19 (b, ii).

Monetary and exchange variations on assets and liabilities are classified in the “Financial incomes” and “Financial expenses” lines, respectively.

The Company recognizes in the income of the period/year the market value of the derivative contracts that contra entry the realization of cash flows and indexed liabilities in foreign currency or in international interest rates, except those accounted for as hedge transactions. (Notes 23 (f.3) (i.b)).

The net profit per share is calculated based upon the number of shares existing on the year-closing date.

(d) Current and noncurrent assets

(d.1) Cash and cash equivalents

Cash and cash equivalents include cash, banking deposits and high liquidity investments.

(d.2) Financial instruments

• Classification and measurement

The Company classifies its financial instruments in the following categories: (i) for trading (ii) loans and receivables, (iii) held to maturity and (iv) available for sale. The classification depends upon the purpose for which the financial instruments have been acquired. Management determines the classification of its financial instruments at the initial recognition.

(i) Financial assets maintained for trading

Financial assets maintained for trading are measured at fair value by the result with the purpose of being negotiated actively and frequently, including derivatives, unless they have been designated as hedge instruments (protection). The assets of this category are classified as current assets. Gains or losses resulting from variations of the fair value of financial assets maintained for negotiation are recognized at the income for the year.

(ii) Loans and receivables

Granted loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except those with maturity date that exceeds 12 months subsequently to the date of issue of the balance sheet (these are classified as noncurrent assets). The Company’s loans and receivables consist of the balances of loan agreements and of current account with related companies, accounts receivable from customers, other accounts receivable and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for by the amortized cost, using the actual interest rate method.

(iii) Assets held to maturity

Assets held to maturity are basically the financial assets that may not be classified as loans and receivables for being quoted in an active market. In that event, these financial assets are acquired with the purpose and financial capacity for its maintenance in portfolio up to maturity. They are appraised by the cost of acquisition, plus earnings received as a contra entry to the income for the year.

(iv) Financial assets available for sale

Financial assets available for sale are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in the noncurrent assets, unless the management intends to dispose the investment in up to 12 months subsequently to the date of the balance sheet. The financial assets available for sale are accounted for at fair value. Interest rates of securities available for sale, calculated using the actual interest rate method, are recognized in the statement of income as financial incomes. The installment corresponding to the variation at fair value is recorded against the shareholders’ equity, net from taxes, in the equity valuation adjustment account, being realized against income on the occasion of its liquidation or loss considered permanent (impairment).

• Fair value

The fair values of the investments with public quotation are based upon the current purchase price. As regards the financial assets with no active market or public quotation, the Company establishes the fair value by means of evaluation techniques. These techniques include the use of recent transactions carried out with third parties, the reference to other instruments that are substantially similar, the analysis of discounted cash flows and the standard models of price fixing of options that use information generated by the market as much as possible and count as little as possible on information generated by Company’s management.

The Company evaluates, on the date of the balance sheet, whether there is objective evidence that a financial asset or a group of financial assets is registered at a value that exceeds its recoverable value (impairment). In the event of any evidence for the financial assets available for sale, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in the income – is removed from equity and recognized in the statement of income.

• Derivative financial instruments and hedge activities

The Company has derivative financial instruments to protect risks related to foreign currencies and of interest rate.

Derivatives are initially recognized by their fair value and the respective costs of transaction are recognized in the income when incurred. Subsequently to the initial recognition, the derivatives are stated by the fair value and changes are recorded for in the income, except in the event described below for the accounting of hedge transactions:

Cash flow hedges

Changes in the fair value of derivative protection instruments designated as cash flow hedges are recognized directly in the shareholders’ equity for the amount that is considered effective. In the event that the hedge is considered ineffective, the changes in the fair value are recognized in the income.

If the hedge instrument ceases to comply with the criteria for the hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued prospectively. Accrued gain or loss previously recognized in the shareholders’ equity must be immediately transferred to the income for the quarter.

The Company recognized liabilities related to the hedge transaction accounting the characteristics of which satisfy the requirements provided by CPC 14, approved by CVM Deliberation 566/08.

(d.3) Trade accounts receivable

The trade accounts receivable are registered at the invoiced value, adjusted to present value, whenever applicable, less the allowance for doubtful accounts. The allowance for doubtful accounts consists of amount considered sufficient to cover the losses estimated in its realization, in view of the history of the Company’s losses.

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of amounts more than 180 days overdue, 50% of amounts more than 90 days overdue, and 100% of the amounts of bills under judicial collection process. The bills receivable of associated companies has not been taken into account in the calculation of this allowance.

(d.4) Inventories

Inventories are stated at average cost of purchases or production, lower than the replacement cost or than the realization value. Finished products include from freight up to the point of sale. Imports in progress are stated at the accumulated cost of each import. Inventories of maintenance materials are classified in the current assets or in the non current assets, considering the consumption’s history.

(d.5) Deferred income tax

The deferred income tax is calculated over the tax losses and over the accounting expenses temporarily non-deductible for the calculation of the current income tax. Its recognition occurs in the extent in which it is probable that the future taxable profit is available to be used to offset the temporary differences, based upon the projections of future incomes prepared and grounded on internal premises and in future economic scenarios that may, therefore, undergo changes. Periodically, the amounts recorded are reviewed in accordance with CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02.

(d.6) Other assets

Other assets are stated by the value of realization, including, whenever applicable, the earnings and the monetary variations received or, in the event of expenses of the following period, at cost.

(d.7) Shareholdings in subsidiaries, jointly-controlled entities and associated companies:

Investments in subsidiaries, jointly-controlled entities and associated companies when the Company has an interest in the voting capital of more than 20% or where it has significant influence on the related management are recorded on the equity method of accounting, as well as other companies belonging to the same group or under common control.

Investments stated for on the equity method include any goodwill (negative goodwill) balances to be amortized. In order to be maintained in the investment account, goodwill must be associated to the appreciation of property, plant and equipment of the investee. Even when stated in the investment account, such goodwill is amortized over the same term as the assets which gave rise to it.

Other investments are stated at acquisition cost, less the provision for adjustment to market value, when applicable.

(d.8) Property, plant and equipment

Property, plant and equipment is stated at acquisition or construction cost. As from 1997, property, plant and equipment includes capitalized interest on loans from third parties during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated / amortized as from the date that they become operational. (Note 16 (g)).

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 13).

Depreciation of property, plant and equipment are calculated on a straight-line basis at the rates mentioned in Note 13, which consider the estimated useful lives of the assets.

(d.9) Intangible assets

Intangible assets comprise of the assets acquired from third parties, including those acquired through a business combination, and those generated internally by the Company. The following criteria are applied:

Acquired from third parties through a business combination: goodwill per expectation of future profitability, arising from acquisitions involving business combinations, is not amortized as from 2009 and has its recoverable value tested.

Intangible assets acquired from third parties: intangible assets with defined useful life are measured by the total cost of acquisition less amortization expenses. Amortization is calculated based on the straight-line basis, at the rates mentioned in Note 14, which consider the estimated useful lives of the assets. Intangible assets with undefined useful life will not be amortized as from 2009 and have their recoverable value tested.

The Company records research expenses in the income.

(d.10) Deferred charges

The Company elected to maintain in deferred charges only those expenses incurred during the period of construction of industrial plans (pre-operating expenses). Such expenses are amortized over 10 years from the beginning of operations of the respective industrial plans.

(d.11) Impairment

Property, plant and equipment assets, intangible assets with a defined useful life and deferred charges have their recoverable values tested, at least, annually, in the event that there are indicators of value loss. Goodwill per expectation of future profitability and intangible assets with undefined useful life have the recovery of their value tested annually, regardless of indicators of value loss.

(e) Current and noncurrent liabilities

Current and noncurrent liabilities are recorded at known or calculable values plus, whenever applicable, corresponding charges, monetary and/or exchange variations incurred up to the date of the balance sheet date. Whenever applicable, the current and noncurrent liabilities are stated at present value, on a transaction by transaction basis, based upon interest rates that reflect the term, currency and risk of each transaction. The contra entry to the present value adjustments is recorded against the income accounts that resulted in the said liabilities. The difference between the present value of a transaction and the liabilities’ face value is appropriated to the income over the term of effectiveness of the agreement based on the amortized cost method and on the actual interest rate method.

(e.1) Adjustment to present value

In accordance with CPC 12, approved by CVM Deliberation 564/08, the Company segregates the financial charges on purchases of naphtha made abroad for payment over 180 days. During the first quarter of 2009 and 2008, the Company imported R$ 305,671 and R$ 305,363 of naphtha, respectively, with a maturity date for payment exceeding 180 days. Average financial charges on such purchases are 5.08% and 5.07%, respectively.

The naphtha imported by Braskem is a commodity priced at the “ARA” (“Antwerp, Rotterdam and Amsterdam”) quotation of the European market, plus freights and financial charges in the event of purchases on credit.

Financial charges related to these purchases are distinguished on the occasion of the registration of the tax invoices and are appropriated to the income as financial expenses over the term of the contracts. Changes in these consolidated financial charges during the first quarters of 2009 and 2008 are as follows:

	Mar/09	Mar/08

Charges to be appropriated at the beginning of the period	75,999	32,816
Charges included in the period purchases	12,321	17,534
Charges appropriated to income for the period	(32,439)	(20,427)

Charges to be appropriated in subsequent periods	55,881	29,923

The balance of the financial charges to be appropriated is classified as reducer of the suppliers’ account.

The other purchase and sale transactions carried out by the Company are within the maturity date of their operational flow. For those transactions, the Company understands that the bills receivable and payable are measured at the respective fair values.

(e.2) Loans

Borrowings are initially recognized at fair value, net of any expenses incurred to structure the transaction (transaction costs). Subsequently borrowings are stated including charges and interest that are proportional to the time elapsed.

Non-convertible debentures are recognized in the same way as borrowings.

(e.3) Contingent liabilities

Contingent liabilities are stated net of the related deposits in court, pursuant to CVM Deliberation 489/05.

(e.4) Provisions for losses on investments

Provisions for losses on investments in subsidiaries are accrued on the negative shareholders’ equity (negative equity) of those companies and classified in the noncurrent liabilities, as a contra entry to the income from interest in subsidiaries and associated companies.

(e.5) Pension plan

Liabilities related to pension plans with defined benefit is the present value of the benefit obligation defined on the date of the balance sheet less the market value of the plan assets, adjusted for gain or actuarial losses and costs of past services. The defined benefit obligation is annually calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimate of future cash outflow, using the public securities interest rates, the maturity dates of which are close to the maturity dates of the related liabilities.

Actuarial gains and losses arising from changes of actuarial assumptions and amendments to pension plans are appropriated or credited to the income for the average time of remaining service of the related employees.

As regards defined contribution plans, the company pays contributions to private administration pension plans on compulsory, contractual or voluntary bases. As soon as contributions have been made, the Company has no obligations in relation to additional payments. Regular contributions consist of net periodical costs for the period in which they are due and, thus, are included in the personnel costs.

(e.6) Other provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, based on a reliable estimate of its amount.

(f) Consolidated Quarterly Financial Information

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles set forth in the Brazilian Corporation Law and supplementary provisions of CVM, and include the financial information of the Company and its subsidiaries, jointly-controlled entities and special purpose entities in which the Company has direct or indirect share control or direct or indirect control over their activities, as shown below:

		Direct and indirect interest in total capital - %

		Head office	Mar/09	Dec/08	Mar/08
		(country)

Subsidiaries
Braskem Finance Limited (“Braskem Finance”)	(i)	Cayman Islands	100.00	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Distribuidora Ltda. and subsidiary		Brazil	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”) and subsidiary		Brazil	100.00	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)	(ii)	Argentina	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)	(ii)	Chile	100.00	100.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Natal Trading	(ii)	British Virgin Islands	100.00	100.00
IPQ Petroquímica Chile Limitada (“IPQ Chile”)	(ii)	Chile	100.00	100.00
Copesul	(viii)	Brazil			39.19
Copesul International Trading INC. (“CITI”)	(ii)	British Virgin Islands	100.00	100.00
Companhia Alagoas Industrial - CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Grust Holdings S.A. (“Grust”)	(iii)	Brazil	100.00	100.00
IQ Soluções & Química S.A. (“IQ”) and subsidiaries		Brazil	100.00	100.00	60.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)	(ii)	Brazil	100.00	100.00
CCI - Comercial Importadora S.A. (“CCI”)	(ii)	Brazil	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Ideom Tecnologia Ltda.	(vii)	Brazil	100.00

Jointly-controlled entities	(iv)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(v)	Brazil	54.09	54.24	49.75
Petroquímica Paulínia S.A. (“Petroquímica Paulínia”)	(ix)	Brazil			60,00

Special Purpose Entity (“SPE”)	(vi)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)		Brazil	100.00	100.00	100.00

(i) Company organized in April 2008;
(ii) Subsidiaries directly controlled by Braskem as from the merger of IPQ and spin-off of IQ (Note 1 (b.8));
(iii) Company acquired in May 2008 (Note 1(b.3));
(iv) Investment proportionately consolidated as per CVM Instruction 247/96;
(v) Jointly-controlled entity as a result of shareholders’ agreement provision;
(vi) Consolidated fund in compliance with CVM Instruction 408/04;
(vii) Subsidiary as from January 2009;
(viii) Subsidiary merged into IPQ in September 2008 (Note 1(b.7));
(ix) Subsidiary merged into Braskem in September 2008

In the consolidated Quarterly Financial Information, investments among entities and equity in income have been eliminated, as well as the assets and liabilities balances, revenues and expenses and unrealized profits arising from transactions among the consolidated companies.

Goodwill grounded on the appreciation of property, plant and equipment was reclassified to the account of the specific underlying asset, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to line “Other accounts payable” in noncurrent liabilities.

As provided in paragraph one of article 23 of CVM Normative Instruction 247/96, the Company has not proportionately consolidated the financial statements of jointly-controlled subsidiaries Companhia de Desenvolvimento Rio Verde – CODEVERDE and Refinaria de Petróleo Rio-Grandense S.A. (“RPR”). Information for these subsidiaries have not significantly changed nor does it give rise to misstatements in the Company consolidated financial statements.

The reconciliation of the shareholders’ equity and the income for the year between the parent company and consolidated is as follows:

	Shareholders’ equity		Net income for the period

	Mar/09	Dec/08	Mar/09	Mar/08

Parent company	3,694,714	3,691,881	9,735	80,039
Exclusion of gain on the sale of investment among related
parties	(38,476)	(38,476)
Reversal of amortization of goodwill on the sale of investments
among related parties	26,452	26,452		1,030
Exclusion of gain on assignment of right of use among
associated companies				(1,588)
Exclusion of gain arising from capital contribution to subsidiary				133
Effect of CPC 12 adjustment (adjustment to present value)				694

Consolidated	3,682,690	3,679,857	9,735	80,308

(g) Reconciliation of net income with the effects of Law 11638/07 and MP 449/08

	Mar/08

	Parent
	company	Consolidated

Net income before the effects of Law 11638/07 and MP 449/08	83,176	82,751
CPC-08 – Transaction costs and premium on the issuance of securities	449	449
CPC12 – Adjustment to present value	(3,586)	(2,892)

Adjusted net income for the period	80,039	80,308

4 Cash and Cash Equivalents

	Parent company			Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Cash and banks	173,954	137,758	295,950	145,915
Financial investments:
Domestic	1,768,756	1,818,758	1,789,130	1,836,011
Abroad	651,160	631,657	547,768	629,674

	2,593,870	2,588,173	2,632,848	2,611,600

The domestic financial investments in Brazil are mainly represented by quotas in Braskem exclusive fund (FIQ Sol) which, in turn, holds quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability. The financial investments have been classified as held for trading and are stated at fair value, the variations os which are taken to income.

5 Marketable Securities

	Parent company		Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Current assets
Public securities issued abroad	327,348	331,452	327,348	331,452
Other		5,563		5,563

Total	327,348	337,015	327,348	337,015

Long-term receivables
Investment fund	8,311	9,717	8,311	11,550
Other			1,870

	8,311	9,717	10,181	11,550

Total	335,659	346,732	337,529	348,565

Public securities issued abroad are represented by U.S. Treasury bonds and were classified by the Company as “available for sale”. The portion corresponding to the variation in fair value was recorded in the “Adjustments of equity valuation” account in shareholders’ equity, in the amount of R$ 6,538 (Dec/08 – R$ 7,998), net of taxes.

6 Trade Accounts Receivable

	Parent company		Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Trade accounts receivable
Domestic market sales	1,259,001	1,444,547	1,309,480	1,484,491
Foreign market sales	720,281	895,328	787,079	897,250
Discounted trade bills	(187,851)	(551,266)	(187,851)	(551,266)
Advances on bills of exchange delivered	(277,824)	(587,705)	(277,824)	(588,418)
Allowance for doubtful accounts	(197,948)	(198,978)	(215,425)	(198,741)

	1,315,659	1,001,926	1,415,459	1,043,316
Noncurrent assets	(42,508)	(46,666)	(42,971)	(47,129)

Current assets	1,273,151	955,260	1,372,488	996,187

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts in the first quarters of 2009 and 2008 are shown in the table below:

	Parent company		Consolidated

	Mar/09	Mar/08	Mar/09	Mar/08

At the beginning of the period	194,402	160,217	209,414	186,488
Exchange variation			(86)	(4)
Additions classified as selling expenses	3,898	1,336	6,439	10,383
Recovery of provided credits	(352)	(541)	(352)	(1,128)
Write-off of uncollectible bills				(217)

At the end of the period	197,948	161,012	215,425	195,522

7 Inventories

	Parent company		Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Finished goods and work in process	1,170,548	1,562,984	1,289,165	1,655,201
Raw materials, production inputs and packaging	504,359	631,101	520,027	631,111
Maintenance materials (i)	372,227	370,971	375,195	374,437
Advances to suppliers	22,273	167,891	79,606	167,891
Imports in progress and other	4,190	131,270	18,458	140,093

Total	2,073,597	2,864,217	2,282,451	2,968,733
Non-current assets (i)	(20,637)	(20,637)	(20,637)	(20,637)

Current assets	2,052,960	2,843,580	2,261,814	2,948,096

(i) Based on the consumption history, part of the inventories of maintenance materials was classified in long-term receivables.

Advances to suppliers and expenditures for imports in transit primarily relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties (Parent Company) a. Subsidiaries, jointly-controlled subsidiaries, associated companies and SPEs

	Assets & liabilities balances

			Current assets	Noncurrent assets		Liabilities		Noncurrent liabilities

	Cash and cash equivalents/ customers		Dividends/ interest on equity	Credits with related parties	(iv)	Suppliers / Financing		Suppliers	Debts with related parties	(vii)

Foreign subsidiaries
Braskem America	16.840	(iii)		-		8	(v)	-	-
Braskem Argentina	7.037	(iii)		-		82	(v)	-	-
Braskem Europa	69.953	(iii)		-		-		-	-
IPQ Argentina	31.287	(iii)		-		-		-	-
Braskem Chile	16.214	(iii)		-		-		-	-
CITI	48.660	(iii)		-		776.427	(v)	-	205.360
Natal Trading	-			7.072		-		-	8.890

	189.991			7.072		776.517		-	214.250

Local subsidiaries								-
Braskem Distribuidora	402	(iii)		2.824		-		-	104.981
Braskem Participações	-			-		-		-	550
CCI	-			-		-		-	112
CINAL	168	(iii)		2.720		47	(v)	-	-
Politeno Empreendimentos	-			-		-		-	17.134
IQ	13.061	(iii)	6.274	18.840		-		-	-
Isatec	-			1.150		-		-	-

	13.631		6.274	25.534		47		-	122.777

Jointly-controlled entities
CETREL	61	(iii)		135		11	(v)	-	-
RPR	-			-		11.964	(v)	-	-

	61		-	135		11.975		-	-

Associated company
Borealis	-			-		88	(v)	-	-

	-		-	-		88		-	-

Related parties
CNO	2.126	(iii)		-		1.195	(v)	-	-
Petrobras	16.348	(iii)		46.750		2.714	(v)	14.366	-
Petrobras International	-			-		725.578	(vi)	-	-
Finance Company (PIFCo)
Refinaria Alberto Pasqualini	-			-		238.502	(v)	-	-
REFAP S.A
Other	162	(iii)		-		-		-	-

	18.636		-	46.750		967.989		14.366	-

EPE
FIQ Sol	1.744.964	(ii)		-		-		-	-

	1.744.964

At March 31, 2009 (i)	1.967.283		6.274	79.491		1.756.616		14.366	337.027

At December 31, 2008	1.808.216		7.162	85.924		1.036.267		16.920	132.759

(i) As a result of the adoption of CPC 02, assets and liabilities balances of foreign investees Braskem Inc and Braskem Finance are included in the parent company;
(ii) Cash and cash equivalents;
(iii) Customers;
(iv) In "Credits with related parties", as of March 31, 2009: Ipiranga Química – R$ 18,840, relating to current account balance remunerated at 100% of CDI; Petrobras – R$ 46,750, relating to loan balance remunerated at 100% of CDI.
(v) Suppliers;
(vi) Financing;
(vii) In "Debt with related parties" as of March 31, 2009: CITI - R$ 205,360, relating to prepayment to be made with exports until 2010; and Braskem Distribuidora - R$ 104,981, relating to current account balance with foreign subsidiary Lantana remunerated at 100% of CDI; Politeno Empreendimentos - R$ 17,134, relating to current account balance remunerated at 100% of CDI;

				Transactions

				Production
		Raw materials,	Financial	cost/general
	Product	services & utilities	income/	& administrative
	sales	purchases	(expenses)	expenses

Foreign subsidiaries
Braskem Argentina	835	-	(51)
Braskem Europa	51.576	-	(1.893)
IPQ Argentina	25.976	7.260	(95)
Braskem Chile	6.890	-	(28)
CITI	7.130	-	9.634
Natal Trading	-	-	118

	92.407	7.260	7.685

Local subsidiaries	-	-
Braskem Distribuidora	17.038	-	1.058
Braskem Participações	-	-	5
CCI	-	-	(3)
CINAL	477	2.924	31
Politeno Empreendimentos	-	-	(485)
IQ	39.116	-	603

	56.631	2.924	1.209

Jointly-controlled entities
CETREL	209	4.871	-	-
RPR	111.828	16.115	-	-

	112.037	20.986

Associated company			-
Borealis	20.250	-	-	-

	20.250

Post-employment benefit plans		-	-
CopesulPrev	-	-	-	401
Fundação Francisco Martins Bastos (FFMB)	-	-	-	757
Odeprev - Odebrecht Previdência	-	-	-	1.729
Petros	-	-	-	1.156

				4.043

Related parties	-	-	-
CNO	-	12.162	-	-
Petrobras	60.095	791.160	(88)	-
REFAP	109.655	298.910	1.717	-
Other	2.274	-	2	-

	172.024	1.102.232	1.631

At March 31, 2009 (i)	453.349	1.133.402	10.525	4.043

Em 31 de março de 2008	255.615	1.533.166	(5.851)	3.802

(i) As a result of the adoption of CPC 02, the balances of foreign investees Braskem Inc and Braskem Finance are included in the parent company.

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, and (ii) for purchases of naphtha from Petrobras and REFAP, the European market prices; and (iii) for sales to subsidiaries abroad, a 180-payment term, higher than the term offered to other customers.

b. Key management personnel

Statement of Income
	Parent company		Consolidated
Remuneration	Mar/09	Mar/08	Mar/09	Mar/08
Short-term benefits to employees and managers	2,595	3,250	2,615	8,806
Post-employment benefits	58	37	58	65
Employment contract termination benefits	36	-	36	-

Total	2,689	3,287	2,709	8,871

Share-based remuneration
Investment units	267	127	267	127

Total	267	127	267	127

Balance sheet (parent company/ consolidated)
		Mar/09		Dec/08
Long-term incentives		5,269		10,453

Total		5,269		10,453

The Company qualifies as “key management personnel” the members of its executive board, including the chief executive officer, the vice presidents, and the members of the Board of Directors. The Company carried out no transactions with the majority shareholder.

9 Taxes Recoverable

	Parent company		Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Excise tax (IPI) (regular transactions)	28,651	26,871	29,491	28,331
Value-added tax on sales and services (ICMS)
(a)	1,185,497	1,187,751	1,195,463	1,201,035
Employees’ profit participation program (PIS)
and Social contribution on billings (COFINS)	220,128	164,449	221,104	164,205
PIS – Decrees-law 2445 and 2449/88	55,194	55,194	55,194	55,194
Income and social contribution taxes	214,368	207,501	228,665	217,555
Tax on net income (ILL) (b)	57,299	57,299	57,299	57,299
Other	87,758	86,249	89,991	88,909

Total	1,848,895	1,785,314	1,877,207	1,812,528
Current assets	(395,513)	(585,392)	(416,499)	(610,712)

Noncurrent assets	1,453,382	1,199,922	1,460,708	1,201,816

(a) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

Management has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. Actions taken by the Management comprise, among others:

• Executing a settlement agreement with the Rio Grande do Sul State authorities, capping the use of ICMS tax credits at R$ 8,250 monthly to offset with monthly ICMS tax debts owed by units located in said state, and upholding full deferral of ICMS tax on naphtha imports. Additional negotiations with the Rio Grande do Sul State are underway for further use of ICMS tax credits at R$ 40,000, approximately, in future investments.

• Obtaining from the Bahia State authorities a greater reduction (from 40% to 65.88%) in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008), and a reduction in the rate of ICMS tax on domestic naphtha (from 17% to 11.75%) .

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

• Expanding the ICMS tax base on fuel sales to industrial refiner (from 40% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

• Replacing co-product exports with domestic transactions.

Considering the Company’s management projections over the term for realization of those credits, at March 31, 2009, the amount of R$ 921,825 (parent company and consolidation) was recorded as noncurrent assets (Dec/08 - parent company/consolidated - R$ 904,302).

(b) ILL

Absorbed company Copesul applied to the Federal Revenue Office for refund of Tax on Net Income (ILL) paid from 1989 through 1991 by using such ILL credit in settlement of other federal taxes, as ILL was considered unconstitutional under Federal Senate Resolution 82 of November 22, 1996.

In December 2002, Copesul posted such tax credits on its accounting statements, as the outside counsel held that likelihood of a favorable outcome is probable, given the existence of the aforesaid Federal Senate Resolution. The Higher Tax Appeals Chamber has already acknowledged Copesul’s entitlement to restitution of unduly paid ILL. The National Treasury lodged an extraordinary for reversal of the above decision so that the term for restitution claims does not start running as from publication of such Senate Resolution, but rather as from the triggering event. According to the opinion of the Company’s legal advisors, the Braskem management believes that the Full Board of the Taxpayers Council will uphold the aforementioned decision.

(c) IPI credits

IPI zero rate

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses only a remote risk of changes in the OPP Química-friendly decision, although the STF itself has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer.

In the light of those aspects referring to the extent of the agravo regimental, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which was offset by the Company with IPI itself and other federal tax debts. Such credits were used up in the first quarter of 2005.

The tax credits used up by the Company (updated at the SELIC benchmark rate until March 2009) come to R$ 2,754,619. Out of these credits, the various collection proceedings referred to below have reached R$ 2,468,031, plus fines in the overall amount of R$ 790,858. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, published on March 27, 2009, does not clearly state the subject matters to be revisited, but the opinions rendered by most justices who make up the STF First Panel could suggest that the only matters to be entertained by STF will be those raised in the agravo regimental; in this case, Braskem’s entitlement to use IPI tax credits would not be revisited by the STF.

Braskem file a motion for clarification of such obscurity in the STF finding, and believes (in reliance on the opinion of its legal advisors) that the STF First Panel will grant this appeal and make it clear that the new judgment on the extraordinary appeal will only revolve around the subject matters raised in the agravo regimental, thus ruling out any new determination on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the agravo regimental (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

During 2006 and 2007, the Federal Revenue Office issued several infraction notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from July 2000. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company.

In October 2008, the administrative appellate tribunal (Taxpayers Council) rejected the appeals lodged by the Company with regard to some of the aforementioned administrative proceedings. The outcome of such dispute revolving around these credits used up by the Company is essentially conditioned to the STF finding on the court litigation described abroad, and the matter under discussion at administrative level refers to validity of the fines imposed on the Company for having used up IPI credits ascertained after July 2000.

Filing of administrative appeals by the Company is pending publication of the respective decisions rendered by the Taxpayers Council. If the administrative fines are upheld, Braskem will take this issue to court, and the likelihood of a favorable outcome for these disputes over the imposition of fines by the tax authorities is viewed as probable by the Company’s outside legal advisors.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 18(ii)).

10 Prepaid Expenses

Prepaid expenses refer to expenditures whose benefits or the provision of services to the Company will take place over subsequent fiscal years. They are represented substantially by insurance premiums (Note 27). They will not be realized in cash, but rather by appropriation to the results.

11 Deposits in Court and Compulsory Loan – Noncurrent Assets

	Parent company			Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Deposits in court
Tax contingencies	62,384	61,834	69,175	68,371
Labor and other claims	29,802	28,661	32,502	31,561
Compulsory deposit
Compulsory loan - Eletrobrás	20,045	20,045	20,211	20,211

	112,231	110,540	121,888	120,143

12 Investments

(a) Information on investments

	Shareholding in total share Capital (%)3/31/2009	Adjusted net income (loss)for the period		Adjusted shareholders’ equity (negative equity)

		Mar/09	Mar/08	Mar/09	Dec/08

Subsidiaries
Local
Braskem Distribuidora	100.00	(1,292)	207	111,864	113,156
Braskem Participações	100.00		(1)	2,461	2,461
CINAL	100.00	228	953	29,709	29,482
Copesul (i)			60,384
Grust	100.00
IPQ (i)			60,956
CCI	100.00	2		112	110
Politeno Empreendimentos	100.00	367	291	17,166	16,798
IQ	100.00	1,802	60,245	97,526	95,724
IQAG	0.12	151	(145)	775	624
ISATEC	100.00	(650)	149	417	1,067
IDEOM Tecnologia	99.90			699
Abroad
Braskem America	100.00	1,677	847	9,747	8,070
Braskem Argentina	98.00	(639)	28	(447)	255
Braskem Europa	100.00	121	123	36,957	36,097
Braskem Chile	100.00	1,202	805	6,516	5,315
CITI (ii)	100.00	(48,702)	574	128,158	72,577
IPQ Chile (ii)	99.02	133	759	1,708	1,576
IPQ Argentina	96.74	(1,533)	279	4,484	6,393
Natal Trading (ii)	100.00	(133)	(70)	2,910	3,043
Braskem Finance (iii)	100.00	(467)		5,323	5,790
Braskem Inc. (iii)	100.00	14,250	10,620	(111,968)	(120,777)

Jointly-controlled entities
CETREL	54.09	6,457	4,510	208,739	197,106
CODEVERDE (iv)	35.65			101,825	100,102
RPR	33.33	10,380	(13,659)	(27,205)	(52,584)

Associated companies
Borealis	20.00		3,937		115,218
Sansuy Indústria de Plástico S.A.	20.00		(7)		2,026

Information on investments
of subsidiaries
Braskem Distribuidora
Braskem Argentina	2.00	(639)	28	(447)	255
Braskem Importação	100.00	5		65	60
Braskem Participações
IDEOM Tecnologia	0.10			699
Braskem Inc
Lantana (ii)	100.00	(37)	(3,201)	3,971	4,009
IQ
IQAG	99.88	151	(145)	775	624
IPQ (i)			60,956
ISATEC			149
Natal Trading (ii)
IPQ Chile(ii)	0.98	133	759	1,708	1,576
IPQ Chile
IPQ Argentina	3.26	(1,533)	279	4,484	6,393

NOTES:
(i) Companies organized in September 2008;
(ii) Company being wound-up;
(iii) Subsidiaries whose financial statements are consolidated by the Company, in accordance with CPC 02;
(iv) Company in start-up stage.

(b) Changes in investment in subsidiaries, jointly-controlled entities and associated companies

	Balance at	Purchase	Equity in	Amortization	Increase in	Balance at
	12/31/2008	of shares	the results	of goodwill	interest	3/31/2009

Subsidiaries and
jointly-controlled entities

Local subsidiaries
Braskem Distribuidora	113.156	-	(1.292)	-	-	111.864
Braskem Participações	2.461	-	-	-	-	2.461
CETREL	104.289	-	3.677	(488)	874	108.352
CINAL	20.751	-	228	-	-	20.979
IQ	95.724	-	1.802	-	-	97.526
Politeno Empreendimentos	16.799	-	367	-	-	17.166
ISATEC	1.067	-	(650)	-	-	417
CCI	110	-	2	-	-	112
Ideom Tecnologia	-	699	-	-	-	699
RPR (ii)		4.980	-	(4.980)	-	-

	354.357	5.679	4.134	(5.468)	874	359.576

Foreign subsidiaries (i)
Braskem America	8.070	-	1.677	-	-	9.747
Braskem Argentina	250	-	(689)	-	-	(439)
Braskem Europa	36.098	2.645	(1.786)	-	-	36.957
Braskem Chile	5.314	-	1.202	-	-	6.516
IPQ Argentina	6.393	-	(1.909)	-	-	4.484
IPQ Chile	1.575	-	133	-	-	1.708
CITI	176.860	-	(48.702)	-	-	128.158
Natal Trading	3.043	-	(133)	-	-	2.910

	237.603	2.645	(50.207)	-	-	190.041

Associated company
Borealis	23.044	-	-	-	-	23.044

	23.044	-	-	-	-	23.044

(i) At December 31, 2008, these subsidiaries were included in the parent company statements.
(ii)On March 18, 2009, the Company paid up the shares in this jointly-controlled entity which, at that time, recorded negative equity negativo. For this reason, the capital payment amount was considered as goodwill with no justification and, as such, as fully written-off to income.

Investments included in the parent company, pursuant to CPC 02

	Braskem	Braskem
	Inc	Finance

Opening balance	(120.776)	5.789
Equity in the results	14.250	(467)
Equity valuation adjustment	(5.442)

Closing balance	(111.968)	5.322

13 Property, Plant and Equipment Parent company

			Mar/09	Dec/08	Annual average depreciation/ depletion rates (%)

	Cost	Accumulated depreciation/ depletion	Net	Net

Land	74,772		74,772	74,772
Buildings and improvements	1,333,566	(502,918)	830,648	834,695	2.7
Machinery, equipment and facilities	11,992,310	(4,485,529)	7,506,781	7,138,730	5.9
Mines and wells	22,180	(6,342)	15,838	16,273	10.6
Furniture and fixtures	84,537	(46,012)	38,525	37,088	10.0
IIT equipment	98,117	(73,833)	24,284	26,523	20.0
Maintenance stoppages in progress	39,283		39,283	239,548
Projects in progress	1,042,265		1,042,265	1,223,841
Capitalized interest	265,881		265,881	334,035
Other	249,577	(77,539)	172,038	198,213	16.0

	15,202,488	(5,192,173)	10,010,315	10,123,718

Consolidated

			Mar/09	Dec/08	Annual average depreciation/ depletion rates (%)

	Cost	Accumulated depreciation/ depletion	Net	Net

Land	81,936		81,936	83,126
Buildings and improvements	1,418,607	(529,439)	889,168	895,292	2.7
Machinery, equipment and facilities	12,112,651	(4,562,399)	7,550,252	7,146,096	5.9
Mines and wells	23,270	(7,206)	16,064	16,521	10.6
Furniture and fixtures	91,854	(50,554)	41,300	41,601	10.0
IT equipment	109,413	(81,948)	27,465	29,760	20.0
Maintenance stoppages in progress	39,283		39,283	239,548
Projects in progress	1,053,806		1,053,806	1,274,656
Capitalized interest	265,881		265,881	334,035
Other	310,956	(106,147)	204,809	217,766	16.0

	15,507,657	(5,337,693)	10,169,964	10,278,401	.

On-going projects mainly represent projects for expanding the capacity of the industrial units, operational improvements to increase the working life of machines and equipment, excellence projects in the maintenance and production areas, in addition to programs in the areas of health and technology.

In the Braskem structure, the activities involving the production and sales of PET and Caprolactam comprise a Business Unit. In December 2008, Braskem advised the market about the definitive stoppage of the PET production unit. Also in December, equipment was identified that could be put to use by other business units of the Company. The remaining machines, equipment and installations are likely to be disassembled and sold as scrap. Furthermore, in December 2008, in compliance with the provisions of CPCs 01 and 13, the Company evaluated the recoverable value of the Caprolactam plant. This evaluation led to the recognition of an expense representing the difference between the current value of the cash flows obtained from production and sale of that product and the net book value of the respective industrial unit. In order to prepare this cash flow, the following were taken into account: (i) the discount rate of 11.14% p.a.; (ii) cash flow in perpetuity, bearing in mind that Caprolactam, like all other chemical and petrochemical products, shows constant and well-defined cycles of high and low selling prices and of the main inputs.

14 Intangible Assets

Parent company

	Cost	Accumulated amortization	Mar/09 Net	Dec/08 Net	Amortization rates (%)

Goodwill grounded on future profitability (i)	3,200,732	(1,129,835)	2,070,897	2,070,897	(i)
Trademarks and patents	132,928	(47,491)	85,437	88,402	10.0
Software and rights of use	294,088	(99,063)	195,025	213,643	13.7

	3,627,748	(1,276,389)	2,351,359	2,372,942

Consolidated

	Cost	Accumulated amortization	Mar/09 Net	Dec/08 Net	Amortization rates (%)

Goodwill grounded on future profitability (i)	3,195,531	(1,131,824)	2,063,707	2,074,485	(i)
Trademarks and patents	134,938	(47,496)	87,442	88,416	10.0
Software and rights of use	344,699	(102,276)	242,423	215,806	13.7

	3,675,168	(1,281,596)	2,393,572	2,378,707

(i) Goodwill grounded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 13 and 01, respectively. On a consolidated basis, the balance reduction in March/2009 from December/2008 is attributable to goodwill on the investment in Cetrel, justified by the appreciation of property, plant and equipment, and that was reclassified to the “Machinery, equipment and facilities” line (Note 13).

15 Deferred Charges

Parent company

			Mar/09	Dec/08	Annual average amortization rate (%)

	Cost	Accumulated Amortization	Net	Net

Pre-operating expenses	150,370	(48,646)	101,724	107,447	10.0

	150,370	(48,646)	101,724	107,447

Consolidated
			Mar/09	Dec/08	Annual average amortization rate (%)

	Cost	Accumulated amortization	Net	Net

Pre-operating expenses	178,336	(75,866)	102,470	108,248	10.0

	178,336	(75,866)	102,470	108,248

16 Financing

				Consolidated

		Annual financial charges	Mar/09	Dec/08

Foreign currency

Eurobonds		Note 16(a)	3,009,460	3,023,099

Advances on exchange contracts	2009	US$ exchange variation + average interest of 5.44%	361,648
	2008	US$ exchange variation + average interest of 6.61%		149,852
Export prepayments		Note 16(b)	3,567,782	4,000,282

Medium-term Notes	2009/2008	US$ exchange variation + interest of 11.75%	593,481	618,684
Raw material financing	2009/2008	US$ exchange variation + interest of 4.08%	21,548	21,532

BNDES	2009	Post-fixed restatement (UMBNDES)* + average interest of 8.78%	29,572
	2009	US$ exchange variation + average interest of 7.43%	198,273
	2008	Post-fixed restatement (UMBNDES)* + average interest of 7.90%		33,624
	2008	US$ exchange variation + average interest of 6.55%		202,666

Working capital	2009/2008	US$ exchange variation + average interest of 7.66%	898,389	905,216
Project financing (NEXI)	2009/2008	YEN exchange variation + interest of 0.95% above TIBOR	165,996	195,713

Funding costs	2009/2008	Note 16(i)	(47,483)	(47,894)
Amortization of funding costs	2009/2008	Note 16(i)	4,320	2,088

Local currency

Working capital	2009	Post-fixed restatement (92 to 123.47% of CDI)	899,553
	2008	Post-fixed restatement (92 to 119.09% of CDI)		363,630

FINAME	2009	Average interest of 4.57% + TJLP	1,425
	2008	Average interest of 4.57% + TJLP		2,000

BNDES	2009	Average fixed interest of 2.85% +TJLP	1,342,856
	2008	Average fixed interest of 2.90% +TJLP		1,376,704

BNB	2009	Fixed interest of 8.58%	246,336
	2008	Fixed interest of 8.54%		255,391

FINEP	2009/2008	Post-fixed restatement (TJLP)	52,859	57,229
Funding costs
	2009	Note 16(i)	(12,759)
Amortization of funding costs	2009	Note 16(i)	418

Total			11,333,674	11,159,816

Current liabilities			(2,008,307)	(2,119,995)

Noncurrent liabilities			9,325,367	9,039,821

Parent company	Mar/09	Dec/08

Total financing in local and foreign currencies	11,316,174	11,142,101
Current liabilities	(2,002,546)	(2,114,301)

Noncurrent liabilities	9,313,628	9,027,800

(a) Eurobonds

In June 2008, subsidiary Braskem Finance concluded fundraising of US$ 500 million in Eurobonds, with a 7.25% p.a. coupon, maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% p.a. This amount was used to amortize an installment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group.

Composition of transactions:

				Parent company / Consolidated

Issue date	Issue amount US$ 000	Maturity	Interest (% p.a.)	Mar/09	Dec/08

Jul/1997	250,000	Jun/2015	9.38	358,102	353,265
Jun/2005	150,000	No maturity date	9.75	348,677	351,960
Apr/2006	200,000	No maturity date	9.00	471,242	475,680
Sep/2006	275,000	Jan/2017	8.00	647,029	667,811
Jun/2008	500,000	Jun/2018	7.25	1,184,410	1,174,383

				3,009,460	3,023,099

(b) Export prepayments

In October 2008, the subsidiary Braskem Inc. completed a 5-year export prepayment transaction in the amount of US$ 725 million, bearing interest at Libor + 1.75% p.a., with a 3-year grace period. The transaction was intended for the partial repayment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and going private of merged company Copesul. Subsequently, management carried out a swap transaction that locked the Libor quotation for the period of the transaction at 3.85% p.a. consequently, the export prepayment transaction cost will be changed from Libor + 1.75% p.a. to 5.6% p.a..

Composition of transactions:

	Initial transaction amount US$ ‘000	Settlement term		Consolidated

Date			Charges (% p.a)	Mar/2009	Dec/2008

Jun/05	10,000	Jun/09	US$ exchange var + 3-month Libor + 1.88	5,799	11,713
Jul/05	10,000	Jun/10	US$ exchange var + 6-month Libor + 2.05	14,081	14,032
May/06	10,000	May/09	US$ exchange var + 6-month Libor + 0.70	23,436	23,464
May/06	20,000	Jan/10	US$ exchange var + annual Libor + 0.30	46,824	48,912
Jul/06	95,000	Jun/13	US$ exchange var + 6-month Libor + 1.00	110,701	114,202
Jul/06	75,000	Jul/14	US$ exchange var + 6-month Libor + 0.78	174,372	178,265
Mar/07	35,000	Mar/14	US$ exchange var + 6-month Libor + 1.60	81,044	82,691
Apr/07	150,000	Apr/14	US$ exchange var + 6-month Libor + 0.77	355,468	354,588
Oct/07	315,525	Oct/09	US$ exchange var + 4-month Libor + 0.35	725,578	738,033
Nov/07	150,000	Nov/13	US$ exchange var + 6-month Libor + 1.40	351,959	351,817
Feb/08	150,000	Feb/09	US$ exchange var + avg interest of 3.94		362,445
			US$ exchange variation + financial charges of
Oct/08	725,000	Oct/13	5.60	1,678,520	1,720,120

Total				3,567,782	4,000,282

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal has being paid in 11 installments as from March 2007, with final maturity in June 2012.

As described in (Note 23(f.3)), the Company entered into swap contracts for the total amount of this debt, in such a manner that the annual financial liability of the tranche drawn down in March of 2005 is 101.59% of the CDI, while the tranches drawn down in September 2005 will pay 104.29% and 103.98% of the CDI. The swap contracts were signed with a leading foreign bank and their maturities, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results (Note 24).

(d) Working capital financing

In March 2009, Braskem completed a transaction to raise R$ 600 million from Caixa Econômica Federal. The financing term is 4 years, with a 1-year grace period for repayment of principal. The total cost of the debt is 117.5% of CDI, with interest paid on a quarterly basis up to the end of the grade period, and on a monthly basis thereafter. The financing may be prepaid at any time, with no additional cost for Braskem.

(e) Repayment schedule

Long-term loans mature as follows:

	Consolidated

	Mar/2009	Dec/2008

2010	544,111	639,184
2011	1,058,357	868,219
2012	1,448,729	1,258,640
2013	1,443,725	1,401,705
2014 and thereafter	4,830,445	4,872,073

	9,325,367	9,039,821

(f) Guarantees

The Company has provided securities as stated below:

Parent company

		Guaranteed	Financing
	Maturity	Total	amount	Guarantees

BNB	Jun/16	239,982	239,982	Mortgage (plants ) / Pledge of machinery and equipment

BNDES	Apr/15	1,560,056	1,560,056	Mortgage (plants, land and property, machinery and equipment)

NEXI	Jun/12	165,996	165,996	Insurance policy

Working capital financing	Mar/13	1,797,942	1,797,942	Export credit note

FINEP	Mar/12	52,859	52,859	Bank surety

Prepayment	Oct/14	1,163,684	3,567,782	Promissory notes / Real estate guarantee, machinery and equipment

Other institutions	Feb/20	22,471	384,119	Promissory notes and financed equipment

Total		5,002,990	7,768,736

(g) Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the average weighted financial surcharge rate on the debt, including exchange and monetary variation to the balance of projects in progress.

The average rate used in the period was -0.39% p.a. (Mar/08: -4.32% p.a.), including exchange variation. Amounts capitalized per year are shown below:

	Expenses (income)

	Parent company			Consolidated

	Mar/09	Mar/08	Mar/09	Mar/08

Gross financial charges	129,844	86,701	111,207	75,218
(-) Financial charges capitalized in the year	(4,482)	17,827	(4,482)	24,565

Net financial charges	125,362	104,528	106,725	99,783

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company’s indebtedness on account of our ability to generate EBITDA. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the last twelve months. This ratio is calculated in Reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio to be found in the Company’s contracts is the division of the consolidated EBITDA by net interest, which represents the difference between interest paid and received. This ratio is verified on a quarterly basis and is only calculated in dollars.

Below is a summary of the outstanding transactions and their limiting factors:

Transaction	Indicator/Limit	Currency

Debentures 13th and 14th	Net debt/EBITDA(*) < 4.5	R$

NEXI financing	Net debt/EBITDA(**) < 4.5	US$
EBITDA (**)/Net interest > 1.5

Medium]Term Notes	Net debt/EBITDA (*) < 4.5	R$

Export prepayments	Net debt/EBITDA (**) < 4.5	US$
EBITDA (**)/Net interest > 2,0

(*) EBITDA - operating result before financial results and equity interests, plus depreciation and amortization
(**) EBITDA - operating result before financial results and equity interests, plus depreciation and amortization, dividends and equity interest received from non-consolidated companies

The penalty for non-compliance with these is the possibility of accelerated debt maturity, except for the Debenture and Medium-term Notes transactions.

All commitments assumed are fulfilled.

(i) Transaction costs

Costs incurred to structure certain financing transactions were considered as part of the transaction costs, pursuant to CPC 08. Changes in such costs are as follows:

	Mar/2009				Dec/2008

	Export		Working		Export
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	Total

Opening balance	30,043	15,763		45,806

Incurred costs	-	-	12,759	12,759	31,301	16,593	47,894

Amortizations	(1,839)	(411)	(418)	(2,668)	(1,258)	(830)	(2,088)
Exchange
variation	(245)	(147)	-	(392)

Balance to
appropriate	27,959	15,205	12,341	55,505	30,043	15,763	45,806

The amount to be appropriated to the income is composed as follows:

	Mar/2009				Dec/2008

	Export		Working		Export
	prepayments	Eurobonds	capital	Total	prepayment	Eurobonds	Total

2009	5,552	1,233	3,765	10,550	7,452	1,659	9,111
2010	7,387	1,644	4,497	13,528	7,448	1,659	9,107
2011	7,140	1,644	2,859	11,643	7,198	1,659	8,857
2012	5,417	1,644	1,185	8,246	5,462	1,659	7,121
2013	2,463	1,644	35	4,142	2,483	1,659	4,142
2014 and
thereafter	-	7,396	-	7,396	-	7,468	7,468

	27,959	15,205	12,341	55,505	30,043	15,763	45,806

17 Debentures (Public issue, non-convertible into shares)

					Parent company/ consolidated

Issue	Unit value	Maturity	Remuneration	Remuneration payment	Mar/09	Dec/08

13th	R$ 10	Jun/2010	104.1% of CDI	Biannually as from Dec/05	312,615	303,481
14th	R$ 10	Sep/2011	103.5% of CDI	Biannually as from Mar/07	504,756	522,795

					817,371	826,276

Changes in debentures are as follows:

	Parent company /
	consolidated

	Mar/09	Dec/08

At the beginning of the year/period	826,276	911,632
Financial charges	24,462	99,468
Merger of subsidiary		(91,158)
Amortization	(33,367)	(93,666)

At the end of the year/period	817,371	826,276

Current liabilities	(17.371)	(26.276)

Noncurrent liabilities	800.000	800.000

18 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		Mar/09	Dec/08	Mar/09	Dec/08

IPI credits offset
IPI – credit on exports	(i)	741,641	731,098	741,641	731,098
IPI – zero rate	(ii)	335,285	330,307	335,285	330,307
IPI – property, plant and equipment
consumption materials		45,468	44,893	45,468	44,893

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	50,981	50,585	58,352	60,846
Education contribution, SAT and INSS		40,085	40,086	41,229	41,226
PAES- Law 10684	(iv)	27,255	28,665	27,216	28,665
Other		61,008	60,144	61,917	58,311

(-) Liabilities with deposits in court		(64,110)	(64,110)	(64,114)	(64,110)

		1,237,613	1,221,668	1,246,994	1,231,236

The Company is disputing in court some changes in tax laws, and the updated sums have been provisioned for. No contingent assets are posted in this regard.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues are at dispute, the STF is to make a final determination over this matter and its general implications. Also, the STF will eventually revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) IPI – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to Polialden will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The sums posted by the Company as long-term liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate escalation from 2% to 3% as per Law 9718 of 1998. Despite the STF Full Bench finding in November 2005 favorably to the lawfulness of said escalation, the STF itself is revisiting this matter in terms of the general implications from such unconstitutionality. The Company filed another lawsuit in late 2008, with a new approach in light of new arguments deriving from the current state of affairs.

(iv) Special Installment Program - PAES - Law 10684/03

In July and August 2003, absorbed companies IPQ and Trikem qualified for more favorable payment conditions by adhering to the PAES program instituted by Federal Law 10684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

The outstanding debt is R$ 34,798 as of March 31, 2009, being R$ 7,543 in current liabilities and R$ 27,255 in noncurrent liabilities (December 2008 – R$ 36,700, being R$ 8,034 in current liabilities and R$ 28,665 in noncurrent liabilities).

19 Income and Social Contribution Taxes

(a) Current income tax

	Parent company

	Mar/09	Mar/08

Income before income tax and social contribution and minority interest	32.137	84.068

Benefit (expense) of income tax and social contribution
at the rate of 34%	(10,926)	(28.583)

Income tax on equity in income of subsidiaries	(7,954)	19,059
Tax effects of non submission to Social Contribution on Net Income (Note 19(c))	2,892	7,566
Effects of Law 11638/07 – RTT – Transition Tax Regime – RTT	25,514	(963)
Other permanent differences	(941)	(800)
Amortization of goodwill	10,212	7,305
Taxes challenged in court	(214)	(31)
Tax losses	(37,948)	4,798
Provisions and other temporary differences	(19,365)	(19,510)
Other	(1,255)

Income and social contribution tax expenses	(1,255)	(11,159)

As tax losses were incurred in 2009, there was no income tax exemption/abatement benefits in the period. In 2008, income tax expense did not include the exemption/abatement.

(b) Deferred income tax

(i) Composition

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Parent company		Consolidated

	Mar/09	Dec/08	Mar/09	Dec/08

Tax loss carryforward	3,740,555	3,627,614	3,749,914	3,644,611
Amortized goodwill on investment in merged companies	623,623	668,623	623,623	668,622
Temporarily non-deductible expenses	376,468	406,059	444,368	419,391
Adjustment to Law 11638/07 and MP 449/08	80,636	91,341	80,636	91,341

Potential calculation basis of deferred income tax	4,821,282	4,793,637	4,898,541	4,823,965

Potential deferred income tax (25%)	1,205,321	1,198,409	1,224,635	1,205,991

Unrecorded portion of deferred income tax:
Tax losses	(530,636)	(502,024)	(530,635)	(502,024)

Deferred income tax – assets	674,685	696,385	694,000	703,967

Current assets	(55,972)	(56,018)	(59,917)	(59,555)

Noncurrent assets	618,713	640,367	634,083	644,412

Changes:

Opening balance for the period	696,385	426,040	703,967	476,631
Merged balance of subsidiaries		39,998		(15,370)
Consolidated Ipiranga balance
Adjustment to Law 11638/07 and MP 449/08	(405)		9,453
Amortization of reorganization and structured transaction
expenses	(2,676)		(2,676)
Recording of deferred income tax on tax losses		258,437		256,159
Recording of income tax on amortized goodwill of merged
companies		54,755		54,755
Deferred income tax realized on amortized goodwill of merged
companies	(11,250)	(38,455)	(11,250)	(38,455)
Deferred income tax on temporary provisions	(7,369)	(44,390)	(5,494)	(29,753)

Closing balance	674,685	696,385	694,000	703,967

Deferred income tax liabilities on accelerated depreciation with incentives:
At the beginning of the period	(9,975)	(7,503)	(21,393)	(62,817)
Adjustment to Law 11638/07 and MP 449/08	487	(2,509)	6,148	(2,509)
Merged balance of subsidiary		(552)		(5,587)
Realization (recording) of deferred income tax	147	589	147	49,520

At the end of the period	(9,341)	(9,975)	(15,098)	(21,393)

Deferred income tax in statement of income	(21,147)	230,936	(19,272)	292,226

(ii) Deferred social contribution

The consolidated statements include the following portions of deferred social contribution arising from subsidiaries IQ and Braskem Distribuidora:

	Mar/09	Dec/08

Assets	2,394	10,051
Liabilities	2,072	2,156
Result: Revenues (expenses)	(191)	9,611

The deferred CSL asset balances are the result of negative bases and non-deductible provisions.

The balances of liabilities arise from unrealized foreign exchange variations and accelerated depreciation.

(c) Social Contribution on Net Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and the merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive. However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 851,800, net of fines.

(d) Tax incentives

(i) Income tax

Until 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari have the same right until base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008. As from 2009, the PVC plant will be entitled to a 75% reduction. As described in Note 1.a, the PET unit has been closed down.

The manufacture of caustic soda, chloride, ethylene dichloride and Caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

(ii) Value-Added Tax on Sales and Services - ICMS

The Company has ICMS incentives granted by the State of Alagoas through the State of Alagoas Integrated Development Program – PRODESIN. This incentive is designed to foster the installation and expansion of industrial facilities in that State, and is stated in income for the year, under “Other operating income”.

20 Long-term incentive

In September 2005, the Shareholders’ Meeting approved a benefits plan called “Long-term Incentives”, not based on Company’s shares, by means of which employees designated annually by Management may acquire securities issued by the Company and entitled “Investment unit”, “Alpha” unit. The purpose among others is to strengthen the convergence of interests in creating long-term value among Braskem’s employees and shareholders, foster the sense of ownership and encourage view and the commitment of the employees to long-term results.

The investment unit does not confer on the holder the condition of shareholder of Braskem, or any right or privilege inherent to that condition, especially the right to vote and other political rights.

Every year, the Board of Directors approves the eligible participants, the quantity of investment units to be issued, the Company’s counterparty percentage to the acquisition made by employees and the quantity of units offered per participant. Acceptance by the participant implies cash payment of the amount attributed to him, in addition to entering into a unit purchase agreement, with Braskem responsible for issuing the respective “Investment Units Certificate”.

The investment unit is issued in the 1st semester of each year, at its value is updated annually according to the average quotation of the Company’s Class “A” preferred shares at the end of the dealing period on the BOVESPA in the months of October and March. In addition to the variation in its nominal value, the Investment unit earns the equivalent of the dividend and/or equity interest distributed by Braskem.

There are three types of Investment units:

• the unit acquired by the participant, known as “Alfa”;

• the unit received by the participant by way of the Braskem counterparty, known as “Beta”; and

• the unit received by the participant by way of income, known as “Gama”.

The Investment unit (and its corresponding certificate) are issued on a very personal basis and may only be sold to Braskem by means of redemption on the following conditions:

• from year 5 following the 1st acquisition, the acquiring party may redeem up to 20% of the accrued balance of their investment units; and

• from year 6, redemption is limited to 10% of the accrued balance.

The composition and value of the units on March 31, 2009 are as follows:

	Number	Amount

Issued (Alfa units)	707,661	4,369
Bonus awarded (Beta units)	705,361	900

Total	1,413,022	5,269

21 Shareholders’ Equity

(a) Capital

At March 31, 2009, subscribed and paid-in capital is R$ 5.375.802, comprising 507,540,997 shares with no par value, of which 190,462,446 are common, 316,484,733 are class “SA” preferred, and 593,818 are class “B” preferred shares.

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved on account of the merger of Grust shares (Note 1(b.3)), by issuing 46,903,320 common shares and 43,144,662 Class “A” preferred shares, with the capital going from R$ 4,640,947 to R$ 5,361,656.

On September 30, 2008, as a result of the merger of IPQ (Note 1 (b.8)), the Company’s capital was increased by R$ 14,146 to R$ 5,375,802, through the issue of 1,506,061 Class “A” preferred shares.

The Company’s authorized capital is 488,000,000 shares, of which, 175,680,000 common shares, 307,440,000 Class “A” preferred shares and 4,880,000 Class “B” preferred shares ".

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings. Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds).

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the year end net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 16), the payment of dividends or interest on equity is capped at two fold the minimum dividends set out in the Company’s by laws.

(c) Tax incentives reserve

Prior to the adoption of Law 11638/07 and MP 449/08, tax incentives on income tax (Note 19 (d)) were classified as capital reserves without transiting through the income account. Beginning January 1st, 2007, this tax incentive was posted to the income for the year account, being intended for the profit reserves account following a management proposal ratified by the shareholders’ meeting.

Regardless of the change determined by Law 11638/07 and MP 449/08, this incentive may only be used for increasing the capital or absorbing losses.

(d) Appropriation of net income

According to the Company’s by laws, net income for the year, adjusted on the terms of Law 6404/76, is appropriated as follows: (i) 5% for constituting the legal reserve, not to exceed 20% of the capital; (ii) 25% for payment of mandatory dividends, not accumulative, with due regard for the legal and statutory advantages of the preferred shares. When the amount of the priority dividend paid to the preferred shares equals or exceeds 25% of the net result for the year, calculated as per article 202 of the Brazilian Corporation Law, this characterizes full payment of the mandatory dividend. Where there are leftovers of the mandatory dividend following payment of the priority dividend, this will be applied: (i) in payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; (ii) if a balance still remains, in the distribution of an additional dividend to the common and the Class “A” preferred shares on equal conditions, in such a manner that each common or preferred share of that class receives the same dividend. On account of the loss suffered in this fiscal year, the Company is not distributing any amount by way of dividends or equity interest.

(e) Equity valuation adjustment

This line was introduced by Law 11638/07 to recognize shareholders’ equity amounts which have not, but will be recorded in income for the year in the future. The account includes the following amounts:

	Mar/09	Dec/08

Variation of market value of financial instruments:
• financial assets classified as available for sale, net of income tax (Note 5)
	6,538	7,998
• hedge transactions (Note 23 (f.3)(iii))	(115,540)	(110,098)

Total	(109,002)	(102,100)

22 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case records.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling R$ 271,816 (updated by the SELIC rate) at March 31, 2009.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

• The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28,609 as of March 31, 2009. Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

• In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

• At March 31, 2009, the Company and its subsidiaries figured as defendant in 1,312 suits for damages and labor claims (including those mentioned above), totaling approximately R$ 296,273 (Dec/08 - R$ 223,282). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provided for R$ 18,382.

• In 1999, the Federal Revenue Office (SRF) served notice on merged company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a controlled entity abroad. The updated dispute comes to R$ 21,308. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

23 Financial Instruments

Non-derivative financial instruments

At March 31, 2009 and December 31, 2008, the Company held the following non-derivative instruments, according to the definition given by CPC 14.

	Book value (assets and liabilities)			Fair value

Identification	Mar/09	Dec/08	Status	Mar/09	Dec/08

1. Advances on exchange contracts	(361,648)	(149,852)	Liability	(361,648)	(149,852)
			Liability
2. Working capital/Structured transactions	(898,389)	(905,216)	.	(898,389)	(905,216)

3. BNDES	(227,845)	(236,290)	Liability	(227,845)	(236,290)

4. Eurobonds	(3,009,460)	(3,023,099)	Liability	(2,416,450)	(2,440,389)

5. Raw material financing	(21,548)	(21,532)		(21,548)	(21,532)

			Liability
6. Investment funds in foreign currency	106,697	107,279	Asset	106,697	107,279
7. Medium-Term Notes	(593,481)	(618,684)	Liability	(630,138)	(643,028)
8. Export prepayments	(3,567,782)	(4,000,282)	Liability	(3,567,782)	(4,000,282)
9. Project financing (NEXI)	(165,996)	(195,713)	Liability	(165,996)	(195,713)
10. Time Deposits	544,463	522,212	Asset	544,463	522,212
11 U.S. Treasury Bills	327,348	331,452	Asset	327,348	331,452
12. Debentures	(817,371)	(826,276)	Liability	(797,462)	(803,360)
13. Exclusive investment fund	1,744,964	1,714,355	Asset	1,744,964	1,714,355
14. Fixed-income investments	23,785	102,895	Asset	23,785	102,895

Detailed information about these financial instruments can be found in the explanatory notes to “Cash and Cash Equivalents” (Note 4), Securities (Note 5) and “Financings” (Note 16) and "Debentures" (Note 17).

Risk and derivative financial instruments

(a) Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b) Exposure to foreign exchange risks

The Company has commercial transactions denominated in or indexed to foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term fundraising in foreign currencies, which leads to exposure to the variation in the foreign exchange rates between the real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

(c) Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in LIBOR. Domestic currency debt is subject mainly to the variation of the Long-Term Interest Rate (TJLP), pre-fixed rates in reais and daily variation of the CDI rate.

(d) Exposure to commodities risks

The Company is exposed to variation in the prices of different petrochemical commodities, especially its main raw material, naphtha. The Company seeks to pass on the price oscillations of this raw material caused by fluctuations in international prices. However, part of its sales may be undertaken using fixed-price contracts or within a maximum and/or minimum floating range. These contracts may be commercial agreements or derivative contracts associated to forward sales. At March 31, 2009, the Company had no outstanding contracts of this nature.

(e) Exposure to credit risks

The operations that subject the Company and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivables, exposing the Company to the risk of the financial institution or customer involved. In order to manage this risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary.

(f) Derivative financial instruments

The Company uses derivative financial instruments for the following purposes:

f.1) Hedge: Hedge activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for the foreign exchange risk arising from its transactions and financial items. Other market risks are covered as they are introduced to each transaction. In general, the Company judges the need for hedge while analyzing prospective transactions and seeks to undertake made-to-measure hedge for the transactions under consideration, in addition to preserving the hedge for the entire time frame of the transaction being covered.

The Company may elect to designate derivatives as hedge for applying Hedge Accounting pursuant to CPC 14. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of Hedge Accounting will afford a relevant improvement in demonstrating the off-set effect of the derivatives on the variations of the items being hedged.

At March 31, 2009, the Company held financial derivatives contracts for a total nominal amount of R$1,958,177 (December 31, 2008 - R$ 1,973,982), of which R$ 1,678,520 relate to hedge transactions designated as such, and R$ 279,657 to other hedge transactions (see (f).i.a and (f).i.b below). There are not derivatives that were used for other purposes.

f.2) Modifying the return on other instruments: The Company may use and has used derivatives to modify the return on investments or the interest rate or the correction index of financial liabilities, in line with its judgment regarding the most appropriate conditions for the Company. When the modified return risk using derivatives is substantially lower for the Company, the transaction is considered hedged. When the Company uses derivatives to modify the returns on investments, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or correction index on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or correction indices on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. At March 31, 2009, the Company had no transactions with that purpose.

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. At March 31, 2009, the Company had no transactions with that purpose.

All derivative financial instruments held as of March 31, 2008 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, in the asset or liability account, should the fair value represent a positive or negative balance for the Company, respectively. The derivative financial instruments are mandatorily classified as “trading instruments”. The periodic variances in the fair value of the derivatives are recognized as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting in the period in question.

The fair value of the derivatives is obtained: a) from public sources in the case of exchange-traded derivatives; b) using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract. c) using option contract evaluation models, such as the Black-Scholes model, when the derivative contains option features.

The evaluation premises (model “inputs”) are obtained from sources that reflect more current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Mercantile and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by well-know quotation services like Bloomberg or Reuters.

At March 31, 2009, the Company had no derivatives that required non-observable premises for calculating their fair value.

The table below shows all transactions using derivative financial instruments existing as of March 31, 2009 or which produced financial effects during the first quarter of 2009. The “Receipts (payments)” column shows the amounts received or paid for the settlements undertaken during the first quarter of 2009, while the “income (expense)” column shows the effect recognized in financial income or expense associated with the settlements and the variance in the fair value of the derivatives during the first quarter of 2009:

Identification	Nominal value	Maturity	Purpose	Receipts (payments)		Fair value (R$
thousand)

					Revenues	Mar/09	Dec/08
(expense)
(R$
thousand)

Yen-CDI swap			Exchange
(Note 23 i.a)	R$ 279,655	Jun/2012	hedge of	(5,717)	(16,013)	(4,734)	5,562
	thousand		NEXI
financing
Interest rate swap			Interest rate
(Libor- fixed) (Note	US$ 725,000	Oct/2013	hedge		(697)	(114,189)	(109,444)
23 i.b)	thousand		(designated
for hedge
accounting)

i) Transactions existing at March 31, 2009

At March 31, 2009, the Company and its subsidiaries held the following derivative financial instruments:

i.a) Project financing (NEXI)-linked swaps

At March 31, 2009, the Company held four currency swap contracts with a total nominal amount of R$ 279,657, contracted for hedging yen-denominated financings with floating interest rates, maturing in March and June of 2012. The purpose of these swaps is to offset the fluctuation risk in the Yen-Real foreign exchange rate arising from the financings, and to offset the risk of variation in future expenses with interest payments. The term, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is liquidated.

The characteristics of each swap transaction are listed below:

	Notional value,			Fair value

Identification	R$ thousand	Interest rate	Maturity	Mar/09	Dec/08

Swap NEXI I	28,987	104.29%CDI	Jul/12	517	2,192
Swap NEXI II	136,495	101.85%CDI	Mar/12	(8,504)	(6,587)
Swap NEXI III	91,851	103.98%CDI	Jun/12	2,258	7,637
Swap NEXI IV	22,322	103.98%CDI	Jun/12	995	2,320

	279,655			(4,734)	5,562

These contracts may require Braskem to make guarantee deposits under certain conditions. At March 31, 2009, Braskem had no guarantee deposits outstanding n regard to these derivatives. The counterparties in these transactions are prime banks with ‘A’ credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps as hedges for applying hedge accounting, since the main risk protected, foreign exchange rate variation, is satisfactorily represented by the simultaneous results of foreign exchange variation of the financing and variation in the fair value of the derivative. As a result, the periodic variation in the fair value of the swaps is recorded as financial income or expense in the same period in which they occur. In the first quarter of 2009, the Company recognized financial expense of R$ 16,013 relating to changes in fair value of these swaps between December 31, 2008 and March 31, 2009.

i.b) Export prepayment-linked interest rate swaps

Subsidiary Braskem Inc. held, at March 31, 2009, nine interest rate swap contracts with a total nominal value of USD 725,000,000, which it had entered into for export prepayment debt contracted in US dollars and at (Libor-based) floating interest rates in October 2008, maturing in October 2013. In these swaps, the subsidiary Braskem Inc. receives floating rates (Libor) and pays fixed rates periodically in a manner that matches the prepayment debt cash flow. Of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The term, amount, settlement dates and floating interest rates match the terms of the debt. The Company and its subsidiary intend to hold these swaps until the financing is liquidated.

These swaps were designated as “cash flow hedging” for the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The actual periodic variations in the fair value of the derivatives designated as “cash flow hedging” that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under “Adjustments in Equity Evaluation” up to the date on which the respective variation of the hedged object impacts the result. The impacts of Libor on the hedged object are expected to impact the subsidiary’s results in each debt interest appropriation period, beginning on the disbursement date and going out to its maturity date.

The Company and its subsidiary test the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test as of March 31, 2009 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effect portion of the variation in the fair value of the derivatives, in the amount of (R$ 4,745) was recorded as Equity valuation adjustment. The subsidiary also reclassified from Equity valuation adjustment to financial income the amount of R$ 697 relating to the portion of the offset effect of the derivatives on the hedged item, for accrual in the first quarter of 2009.

The characteristics of the swap transactions are listed below:

	Notional value US$ thousand			Fair value

Identification		Interest rate	Maturity	Mar/09	Dec/08

Swap EPP I	100,000	3.9100	Oct/13	(16,309)	(15,657)
Swap EPP II	100,000	3.9100	Oct/13	(16,309)	(15,657)
Swap EPP III	100,000	3.9525	Oct/13	(16,697)	(16,046)
Swap EPP IV	25,000	3.8800	Oct/13	(4,009)	(3,845)
Swap EPP V	50,000	3.5675	Oct/13	(6,591)	(6,259)
Swap EPP VI	100,000	3.8800	Oct/13	(16,035)	(15,382)
Swap EPP VII	50,000	3.5800	Oct/13	(6,648)	(6,316)
Swap EPP VIII	100,000	3.8225	Oct/13	(15,510)	(14,855)
Swap EPP IX	100,000	3.8850	Oct/13	(16,081)	(15,427)

				(114,189)	(109,444)

The “Interest Rate” column contains a fixed contract fee which the Company pays in exchange for receiving Libor.

These contracts may require the subsidiary Braskem Inc. to make guarantee deposits under certain conditions. At March 31, 2009, Braskem Inc. had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The risk value of the derivatives held by the Company as of March 31, 2009, defined as the greatest loss that may result, in one month, in 95% of the cases, in normal market conditions, was estimated by the Company at R$ 48,386 for EPP swaps and R$ 27,751 for NEXI swaps.

ii) Exposure by counterparty

Outstanding exposure of Braskem and its subsidiaries to the risk of default by counterparties in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure Mar/09

Citibank	306,254	(12,782)
JPMorgan	74,452	(8,505)
Calyon	408,975	(27,297)
BBVA	467,400	(32,618)
Santander	602,697	(37,722)

(iii) Components of equity valuation adjustments due to hedge transactions

The Company has designated certain derivatives as “cash flow hedge”, which created final balances of Equity Valuation Adjustments (AAP). The summary of changes to equity evaluation adjustments is given below:

Ítem	ASAP	Reclassifications to
	balance in	expense (revenues)	Activity of hedges’	Activity arising	AAP
	Dec//08	in 1T 2009 by	actual portions	from recovery of	balance
		achievement of		effectiveness	in Mar/09
competence

Swaps EPP	(110,098)	(697)	(4,745)		(115,540)

The components of the highly effective offset and the ineffective portion of the variation in the fair value of the derivatives, as well as the reclassification of the amounts referring to the hedges having achieved their competence in the period were recognized as follows:

1. Fair value

			2.Receipts	3. Gain (Loss) in	3.a Recognized in	3.b Recognized
			(payments)	the period, of	revenues	in AAP
Ítem	Mar-09	Dec-08			(expense)

Swaps	(114,189)	(109,444)		(4,745)	697	(5,442)
EPP

(g) Sensitivity analysis

Financial instruments, including derivatives, may suffer variations in their fair value arising from the fluctuation of commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity evaluation of derivative and non-derivative financial instruments to these variables is shown below.

i) Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, such as: a) the US dollar-real foreign exchange rate; b) the Yen-Real foreign exchange rate; c) Libor floating interest rate.

For the purposes of the sensitivity analysis to risk, the Company shows currency exposures as if they were independent, that is, without reflecting in the exposure to one foreign exchange rate the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

ii) Scenario selection

Pursuant to CVM instruction 475/08, the Company includes three scenarios in the sensitivity analysis, of which one is probable and two which might represent adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company’s operations, such as that involving revaluing of stocks and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of Braskem.

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on March 27, 2009. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian real.

The possible and extreme scenarios for the US dollar-real exchange rate were considered a rise of 25% and 50%, respectively, in the quotation of the dollar compared to the closing rate in the first quarter of 2009.

The possible and extreme scenarios for the yen-real exchange rate were considered a 25% and 50% rise, respectively, in the quotation of yen in reais compared to the closing rate in the first quarter of 2009.

The possible adverse and extreme scenarios for the US dollar-real exchange rate were considered, respectively, a rise of 25% and 50% in the quotation of the dollar in relation to the dollar in the first quarter of 2009.

The sensitivity amounts in the tables below are the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii) Sensitivity to the US Dollar-real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the US Dollar–real foreign exchange rate is shown in the table below.

		Possible	Extreme
Instrument	Probable	adverse (25%)	adverse (50%)

Advances on exchange contracts	2,353	(89,596)	(179,192)
Advances on bills of exchange delivered	21	(816)	(1,632)
Working capital/Structured transactions	5,898	(224,597)	(449,194)
BNDES	1,302	(49,568)	(99,137)
Eurobonds	19,758	(752,365)	(1,504,730)
Raw material financing	141	(5,387)	(10,774)
Investment funds in foreign currency	(700)	26,674	53,349
Medium-Term Notes	3,896	(148,370)	(296,741)
Export prepayments	14,375	(547,385)	(1,094,770)
Time Deposits	(3,575)	136,123	272,247
U.S. Treasury Bills	(2,149)	81,837	163,674
Prepayment debt of exports, plus hedge, as follows:	7	(257)	(515)
Prepayment debt	11,249	(428,362)	(856,724)
Swap EPP (see (f).i.b)	(11,243)	428.,105	856,209

iv) Sensitivity to the Yen-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the Yen-Real foreign exchange rate is shown in the table below.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)

Project financing (NEXI), plus hedge, as follows:	7	(282)	(564)
Debt (NEXI)	1,090	(41,499)	(82,998)
Swaps (NEXI) (see (f).i.a)	(1,082)	41,217	82,434

Sensitivity of future cash flows to floating Libor interest rates

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover is shown in the table below. The figures represent the impact on financial income (expenses) taking into account the average term of the respective instrument.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)

BNDES	1,242	(1,721)	(3,412)
Working capital/Structured transactions	16,937	(22,784)	(44,442)
Raw material financing	109	(152)	(301)
Export prepayments	9,078	(12,620)	(25,072)
Prepayment debt of exports, plus hedge, as follows:
Prepayment debt	12,290	(16,984)	(33,627)
Swap EPP (seer (f).i.b)	(12,290)	16,984	33,627

24 Financial Result

	Parent company		Consolidated

	Mar/09	Mar/08	Mar/09	Mar/08

Financial income:
Interest revenues	72,510	50,462	61,453	34,386
Monetary variations	27,855	7,833	27,793	11,520
Exchange variations	(64,444)	(44,230)	(56,249)	(46,224)
Gains on derivative transactions	13	(4,821)	13	3,218
Other	1,999	1,452	1,654	2,162

	37,933	10,696	34,664	5,062

Financial expenses:
Interest expenses	(185,093)	(114,423)	(175,855)	(127,086)
Monetary variations	(50,427)	(37,683)	(49,939)	(37,294)
Exchange variations	127,146	28,949	118,915	51,455
Losses on derivative transactions	(16,014)	(4,624)	(16,014)	(7,387)
Tax liabilities – SELIC	(18,616)	(25,106)	(18,617)	(25,308)
Tax expenses on financial transactions	(11,802)	(6,409)	(12,421)	(7,214)
Discounts granted	(40,892)	(20,363)	(42,744)	(23,761)
Funding transaction costs – amortization	(2,668)		(2,670)
Adjustment to present value – appropriation	(19,067)	(20,379)	(32,439)	(20,427)
Other	(11,153)	(23,507)	(11,422)	(27,281)

	(228,586)	(223,545)	(243,206)	(224,303)

Financial result	(190,653)	(212,849)	(208,542)	(219,241)

25 Other Operating Income and Expenses

	Parent company		Consolidated

	Mar/09	Mar/08	Mar/09	Mar/08

Rental of facilities and assignment of right of use	286	8,896	286	8,896
Tax incentives and recovery of taxes (i)	96,405	5,883	96,414	7,989
Proceeds from the sale of sundry materials	(13,902)	(2,596)	(13,902)	(2,596)
Social security indemnifications	10,807	227	10,807	227
Inventory and other adjustments	20,107	(3,570)	20,078	(3,656)
Other	2,052	12,130	3,482	12,744

	115,755	20,970	117,165	23,604

(i) In the first quarter of 2009, the Company recorded R$ 96,562 arising from the successful outcome of the lawsuit filed by merged company Copesul to challenge the increase in the PIS and COFINS calculated basis introduced by Law 9718/98.

26 Other Income and Expenses, Net

Other income for the first quarter of 2009 includes R$ 252,105 relating to the disposal of the investment in Petroflex (Note 1(b)). The investment cost value on the disposal date, of R$ 136,538, was recorded as other expenses.

27 Insurance Coverage

Braskem and its subsidiaries have an extensive risk management program that affords cover and protection for all its insurable corporate assets, as well as for losses involving interruption to production, by means of an “All Risks”-type policy. This policy stipulates the amount for maximum probable damage, considered sufficient to cover any | accidents, bearing in mind the nature of the Company’s activity and the advice of its insurance consultants. The current policy was contracted for the period between October 2008 and March 2010 and includes the following coverage:

Coverage	Braskem		IQ
	US$	R$	R$
Maximum limit of indemnification for inventories, property,
plant and equipment and loss of profits, per event	2,000,000		71,751

Insured assets amount		17.606,115	71,751

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk premises adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

28 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

At March 31, 2009, participants in ODEPREV comprise 2,648 active employees (Mar/08 – 2,500). In the first quarter of 2009, the Company’s contributions amounted to R$ 1,729 (1st quarter of 2008 – R$ 1,453) and employees’ contributions totaled R$ 4,276 (1st quarter of 2008 – R$ 3,708).

(b) PETROS - Fundação PETROBRAS de Seguridade Social

Copesul and its employees contribute as sponsors of PETROS in defined benefit pension and retirement plans.

In 2008, the rate on the contribution salary was 12.93% on total salaries earned by employees covered by the plan. At March 31, 2009, the number of participants is 358 active employees and the Copesul’s contributions in the first quarter of 2009 totaled R$ 1,156 (1st quarter of 2008 – R$ 1,536), while participants’ contributions amounted to R$ 1,238 (1st quarter of 2008 –R$ 1,082).

As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are relatively insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Until the quarter closing date, there was no need for any supplementary contribution by Copesul.

(c) COPESULPREV – Plano Copesul de Previdência Complementar

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a closed plan under the defined contribution modality. This plan seeks to serve employees not covered by the former PETROS plan, today closed to new entrants. The plan is administered through PETROS - in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law 109/2001.

Participants comprise 505 active employees. In the first quarter of 2009, the company’s and employees’ contributions amounted to R$ 401 and R$ 324, respectively (1st quarter of 2008 – R$ 398 and first quarter of 2009 – R$ 330, respectively).

(d) Fundação Francisco Martins Bastos – FFMB

Merged company IPQ sponsors Fundação Francisco Martins Bastos - FFMB, a private supplementary pension plan, that was set up to manage and execute the defined benefit pension plan for the Ipiranga Group employees.

Participants include 317 active employees. In the first quarter of 2009, the Company’s contributions amounted to R$ 757 (1st quarter of 2008 – R$ 415), while participants’ contributions totaled R$ 205 (1st quarter of 2008 – R$ 251).

29 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment established in these contracts, with a term of four years, is R$ 332,100.

Braskem purchased naphtha and condensate under contracts that reached in the first quarter of 2009 the equivalent to R$ 1,094,797 (unaudited), based on market prices as of March 31, 2009.

30 Subsequent Event

Braskem Extraordinary Shareholders’ Meeting held on April 30, 2009 approved the merger of Petroquímica Triunfo (“Triunfo”). This merger is the last stage of the agreement entered into on November 30, 2007 by and among Petrobras, Petroquisa, Odebrecht and Norquisa. Triunfo Extraordinary Shareholders’ Meeting which will resolve on the merger is scheduled for May 5, 2009. The effects of the decisions taken at Braskem are pending approval of the merger by Triunfo Meeting. Triunfo is a second-generation petrochemical company located at the Southern Petrochemical Complex in Triunfo, State of Rio Grande do Sul, which produces thermoplastic resins. The base date of the merger is December 31, 2008, and equity variations in Triunfo occurring between the base date and the merger date will be recognized by the Company as equity in the income of subsidiaries.

Triunfo’s net assets to be merged into Braskem were appraised at book value and amount to R$ 117.989. Of this amount, R$ 97,379 will be appropriated to the capital account, while R$ 20,610 will be allocated to the capital reserve account. The replacement ratio of Triunfo shares with Braskem shares was determined based on an economic/financial appraisal of the companies, prepared by an independent expert. Under this transaction, 13,387,157 Braskem class “A” preferred shares will be issued for delivery to Triunfo shareholders.

As from the merger date, Braskem capital is R$ 5,473,180, comprising 520,928,154 shares, of which 190,462,446 are common, 329,871,890 are class “A” preferred, and 593,818 are class “B” preferred shares. Upon implementation of the merger, Petrobras, through its subsidiary Petroquisa, will hold approximately (i) common shares representing thirty-one per cent (31%) of the voting capital; (ii) class “A” preferred shares equal to twenty-two point one per cent (22.1%) of the preferred capital; and (iii) twenty-five point three per cent (25,.3%) of the total capital of Braskem.

Triunfo shareholders who dissent from the Meeting resolution approving the merger may exercise the right of withdrawal, with reimbursement of the value of their shares, in accordance with Law 6404/76. The right of withdrawal must be exercised within 30 days from the publication of the minutes of the meeting approving the merger, pursuant to §2, article 137 of Law 6404/76. As Triunfo By-laws to not provide for withdrawal at economic value, Triunfo’s dissenting shareholders with respect to the resolution approving the merger will be entitled to reimbursement of their shares at R$ 1.854632473 per share, such value having been determined in the appraisal of Triunfo’s net book value performed for the base date. The payment of the reimbursement by Braskem will be contingent on the consummation of the merger, as established in article 230 of Law 6404/76, and will commence on the first business day subsequent to the end of the forty (40) day-period following the publication of the Meeting minutes approving the merger.

Given the lawsuit whereby minority shareholder Petroplastic Indústria de Artefatos Plásticos Ltda. (“Petroplastic”) claims the recognition of the right of first refusal in the subscription of class “A” preferred shares issued by Triunfo in connection with capital increases made on 7.12.85, 1.9.86, 8.21.86 and 12.5.06 (Process no. 10500819983), and considering that the related judicial decision is presently being enforced, 579,052 class “A” preference shares in Braskem, which, in accordance with the replacement ratio, correspond to 2,751,785 shares in Triunfo, will be set apart to ensure the enforcement of the above mentioned decision. The number of shares issued by Braskem to be set apart was determined based on the maximum number of shares subject to the lawsuit, taking into account the expert report included in the lawsuit records.

The merger has been communicated to the Brazilian economic defense authorities (Economic Defense Administrative Council – CADE, Economic Rights Secretary - SDE, and Economic Monitoring Secretary – SEAE), in conjunction with all other transactions to merge petrochemical assets in Braskem set out in the aforementioned investment agreement. On July 9, 2008, CADE approved the transaction with no restrictions, as described in a Material Event notice published on July 10 of that year.

The balance sheet of Triunfo as of December 31, 2008 (merger base date) is as follows:

Current assets	163,615	Current liabilities	57,290
Cash and cash equivalents	1,732	Loans and financing	32,230
Marketable securities	7,073	Suppliers	4,100
Trade accounts receivable	63,659	Taxes and contributions	2,855
Inventories	67,672	Dividends payable	8,732
Recoverable taxes	19,505	Salaries and social charges	7,119
Prepaid expenses	108	Other provisions & accounts payable	2,254
Other accounts receivable	3,866
Noncurrent assets	48,955	Noncurrent liabilities	37,291
Long-term receivables	10,036	Loans and financing	30,290
Deferred income and social contribution taxes	6,520	Taxes and contributions payable	7,001
Deposits in court/Compulsory loans	3,417	Shareholders’ equity	117,989
Other accounts receivable	99	Capital	63,252
Other investments	32	Capital reserves	7,052
Shares in Braskem S.A.	11,932	Other revenue reserves	40,525
Property, plant and equipment	25,657	Treasury shares	(1,225)
Intangible assets	1,298	Equity valuation adjustments	8,385

Total assets	212,570	Total liabilities & shareholders’ equity	212,570

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.